EXHIBIT 2.1

ASSET ACQUISITION AGREEMENT

dated June 21, 2006

FOR THE ACQUISITION OF

Certain of the

Assets Related to

Nipent® and Surface Safe®

By

MAYNE PHARMA (USA) INC.

ASSET ACQUISITION AGREEMENT

This Asset Acquisition Agreement (this “Agreement”), dated as of June 21, 2006, is by and between Mayne Pharma (USA) Inc., a Delaware corporation (“Buyer”), and SuperGen, Inc., a Delaware corporation (“Seller”).

BACKGROUND: Seller is in the business of manufacturing (or having manufactured, as the case may be), marketing, promoting, selling and distributing the Products (as defined below) in the Territory (as defined below) (collectively, “Seller Business”).  The parties desire that Seller sells and Buyer buys substantially all of the assets, tangible and intangible, related to the Seller Business, all on the terms and subject to the conditions set forth in this Agreement.

INTENDING TO BE LEGALLY BOUND, in consideration of the foregoing and the mutual agreements contained herein and subject to the satisfaction of the terms and conditions set forth herein, the parties hereto agree as follows:

SECTION 1.         DEFINED TERMS

Certain defined terms used in this Agreement and not specifically defined in context are defined in this Section 1 as follows:

1.1  “Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and includes the rules and regulations promulgated thereunder.

1.2  “Actual Channel Closing Inventory” has the meaning specified in Section 3.4.2.

1.3  “Actual Closing Inventory” has the meaning specified in Section 3.4.2.

1.4  “Actual Closing Inventory Report” has the meaning specified in Section 3.4.2.

1.5  “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

1.6  “API” means, collectively, the active pharmaceutical ingredients of each of the Products as identified below:

                1.6.1       Nipent® - Pentostatin.

1.7  “Asset” means any real, personal, mixed, tangible or intangible property of any nature including prepayments, deposits, escrows, Tangible Property, Contract Rights, Intangibles and goodwill, and claims, causes of action and other legal rights and remedies.

1.8  “Assumed Clinical Trial Liability” has the meaning specified in Section 2.1.2(B).

1.9  “Books and Records” means copies of all paper and electronic versions of files, documents, instruments, papers, books, ledgers, plans, correspondence, memoranda, maps, diagrams, photographs, and videotapes, in each case (i) created in the three years prior to the Closing Date and (ii) only to the extent exclusively pertaining to the Specified Assets or Products (other than Marketing Materials, Regulatory Documentation and Product Registrations), but in all events excluding invoices as well as any of the foregoing items that refer to financial data.

1.10        “cGMP” means shall mean current Good Manufacturing Practice as set forth in the Act and applicable regulations set forth at 21CFR §§ 210 and 211 as may be amended from time to time, as well as current good manufacturing practices applicable to a Product or the making thereof set forth by any Governmental Body.

1.11        “Change of Control” shall mean the direct or indirect acquisition of either (i) the majority of the voting stock of such party, or (ii) all or substantially all of the assets of such party, by another entity in a single transaction or series of related transactions if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such transaction or series of related transactions is owned by persons who were not stockholders of such party immediately prior to such transaction or series of related transactions.

1.12        “Clinical Trial Agreement” has the meaning specified in Section 4.8.

1.13        “Closing” has the meaning specified in Section 6.1.

1.14        “Closing Date” has the meaning specified in Section 6.1.

1.15        “Closing Payment” has the meaning specified in Section 3.1.

1.16        “Commercialization” or “Commercialize” means activities directed to launching, marketing, promoting, detailing, educating, distributing, Manufacturing, importing, exporting, or selling a pharmaceutical drug product.

1.17        “Commercialization Plan” means the annual plan and budget for Buyer’s Commercialization of Nipent® and any amendments thereto.

1.18        “Consent” means any consent, approval, order or authorization of, or any declaration, filing or registration with, or any application, notice or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result.

1.19        “Contract” means any written contract, agreement, instrument, order, arrangement or  commitment including sales orders, purchase orders, leases, subleases, data processing agreements, maintenance agreements, license agreements, sublicense agreements, loan agreements, promissory notes, security agreements, pledge agreements, deeds, mortgages, guaranties, indemnities, warranties, employment agreements, consulting agreements, sales representative agreements, joint venture agreements, buy-sell agreements, options or warrants.

1.20        “Contract Right” means any right, power or remedy of any nature under any Contract including rights to receive property or services or otherwise derive benefits from the payment, satisfaction or performance of another party’s Obligations, rights to demand that another party accept property or services or take any other actions, and rights to pursue or exercise remedies or options.

1.21        “Deferred Payments” has the meaning specified in Section 3.5.2.

1.22        “Deferred Payment Year” has the meaning specified in Section 3.5.1.

1.23        “Development Plan Payments” has the meaning specified in Section 2.1.2(A).

1.24        “Diligent Efforts” shall mean the carrying out of obligations in a reasonably diligent and sustained manner using commercially reasonable efforts with respect to Nipent® to satisfy applicable Net Sales thresholds contemplated by Section 3.5 of this Agreement; provided, however, that such commercially reasonable efforts shall not require Buyer to promote and sell Nipent® or the other Product outside of the jurisdictions within the Territory where Buyer is granted marketing approval to sell Nipent® or the other Product; provided, further, that such commercially reasonable efforts shall not require Buyer to develop or sell Nipent® or the other Product outside of currently approved indications.  Without limiting the foregoing, Diligent Efforts requires that Buyer: (a) promptly assign responsibility for such obligations to specific employee(s) who are held accountable for progress and monitor such progress on an on-going basis, (b) set and consistently seek to achieve specific reasonable objectives for carrying out such obligations, and (c) consistently make and implement decisions and allocate resources reasonably necessary or appropriate to advance progress with respect to such objectives in accordance with the foregoing.

1.25        “Employee Benefit Plan” means any employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, or “qualified asset account” within the meaning of Section 419A of the Code, and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, equity compensation, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self insurance, death benefits, employee welfare or fringe benefits of any nature, including those benefiting retirees.

1.26        “Encumbrance” means any lien, superlien, security interest, pledge, right of first refusal, mortgage, easement, covenant, restriction, reservation, prior assignment, or other encumbrance, claim, burden or charge of any nature.

1.27        “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

1.28        “Environmental Laws” means all applicable Laws (including consent decrees and administrative orders) relating to the public health and safety and protection of the environment including those governing the use, generation, handling, storage and disposal or cleanup of Hazardous Substances, all as amended.

1.29        “ERISA” means the Employer Retirement Income Security Act of 1974, as the same may be amended or supplemented from time to time, and any successor statute of similar import, and the rules and regulations thereunder, as from time to time in effect.

1.30        “ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is part of the same controlled group, under common control with, part of an affiliated service group, or part of another arrangement that includes the Seller or any ERISA Affiliate within the meaning of Code Section 414(b), (c), (m) or (o).

1.31        “Estimated Channel Closing Adjustment” has the meaning specified in Section 3.4.1.

1.32        “Estimated Channel Closing Inventory” has the meaning specified in Section 3.4.1.

1.33        “Estimated Closing Inventory” has the meaning specified in Section 3.4.1.

1.34        “Estimated Closing Inventory Report” has the meaning specified in Section 3.4.1.

1.35        “Estimated Net Assets” has the meaning specified in Section 3.3.1.

1.36        “Expired Inventory” has the meaning specified in Section 9.10

1.37        “FDA” means the United States Food and Drug Administration, or any successor entity thereto.

1.38        “Final Channel Inventory Adjustment” has the meaning specified in Section 3.4.2.

1.39        “GAAP” means generally accepted accounting principles under current United States accounting rules and regulations, consistently applied.

1.40        “Governmental Body” means any (a) federal, state, local, municipal, foreign or other government; (b) governmental or quasi governmental authority of any nature (including the FDA) and any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, tribunal (including a judicial tribunal), or board; or (c) multi national organization or body.

1.41        “Hazardous Substances” means any substance, waste, contaminant, pollutant or material that has been determined by any Governmental Body to be capable of posing a risk of injury or damage to health, safety, property or the environment including (a) all substances, wastes, contaminants, pollutants and materials defined, designated or regulated as hazardous, dangerous or toxic pursuant to any Law, and (b) asbestos, polychlorinated biphenyls (“PCBs”), petroleum, petroleum products and urea formaldehyde, and toxic mold.

1.42        “Holdback Amount” has the meaning specified in Section 3.2.2.

1.43        “including” means including but not limited to.

1.44        “Indemnification Holdback Amount” has the meaning specified in Section 3.2.2.

1.45        “Indemnification Holdback Period” has the meaning specified in Section 3.2.2.

1.46        “Indemnification Matters Adjustment” has the meaning specified in Section 3.2.2.

1.47        “Independent Accountant” means a nationally or internationally recognized accounting firm (other than a firm which has provided services to Buyer or Seller) mutually agreed upon by Buyer and Seller; provided, however, that should the parties be unable to agree on such accounting firm within thirty days after the determination of need for such Independent Accountant pursuant to Section 3 hereof, such firm shall be determined in Buyer’s reasonable discretion (it being agreed that such firm selected by Buyer shall not have provided services to Buyer or Seller).

1.48        “Insurance Policy” means any product liability insurance policy.

1.49        “Intangible” means any and all of the following and any and all rights and interests in, arising out of, or associated therewith, throughout the world: (a) all Internet domain names, logos, symbols, corporate names, domain names, fictitious names, trademarks, trademark applications, service marks, service mark applications, trade names, trade dress, brand names, product names, and slogans, and all goodwill associated therewith and/or symbolized thereby; (b) all inventions (whether patentable or not), formulas, algorithms, methods, processes, discoveries, invention disclosures and trade secrets, (c) all patents and patent applications and all reissues, substitutes, divisions, reexaminations, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (d) copyrights, copyright registrations, renewals, and applications therefor, and all other rights corresponding thereto; (e) all rights in databases and data collections; (f) all moral, integrity, paternity, and economic rights of authors and inventors, however denominated; (g) any similar or equivalent rights to any of the foregoing, whether or not in use, under development or design, or inactive; and (h) the right to sue for past, present, and future infringement of any or all of the foregoing.

1.50        “Inventory” means the API applicable to each of the Products together with all inventory of raw materials (including, with respect to Nipent®, all crude unpurified pentostatin), packaging materials (including vials and stoppers), all work in progress related to the Products and all finished goods inventory of the Products, whether held at a location or facility of Seller (or of any other Person on behalf of Seller) or in transit to or from Seller (or any such other Person).

1.51        “Judgment” means any order, writ, injunction, citation, award, decree or other judgment of any nature of any Governmental Body.

1.52        “Seller’s knowledge” and similar phrases mean that none of Seller, or the directors or officers (including Michael Molkentin and Ed Jacobs) of Seller or the individuals identified in Schedule 1.52 has any actual knowledge after due inquiry that the statement made is incorrect.

1.53        “Law” means any provision of any foreign, federal, state or local law, statute, ordinance, treaty, code, rule, regulation, including common law.

1.54        “Marketing Materials” means all paper and electronic versions of all market research, marketing plans, media plans, advertising, marketing-related clinical study plans and results, form letters and medical queries, promotion and sales training materials, customer lists, supplier lists, labeling, package inserts and posters and abstract displayed or circulated at medical conferences or meetings, display materials, trade show booth panels, banners, stands and the like, and information with respect to sales of the Product (including, without limitation, to doctors, group purchasing organizations (GPOs) and pharmacists), marketing books and records owned by Seller and only to the extent exclusively pertaining to the marketing and promotion of the Products.  Notwithstanding the foregoing, “Marketing Materials” and “Assets” shall exclude the materials specified in Schedule 1.54.

1.55        “Maximum API Price” has the meaning specified in Section 9.11.

1.56        “Material Adverse Effect” means any adverse effect on (a) the financial condition or financial performance directly related to the manufacture, promotion and sale of the Products, or (b) the Specified Assets, or (c) any of the assets of third parties which are used in and material to the Seller Business and are not readily replaceable; which adverse effect is or will be material to the Seller Business as a whole, including, without limitation, circumstances that would reasonably be expected to make accomplishment of the Sigma Aldrich Conditions on or before the Nipent® Stock Out Date unlikely or impossible.

1.57        “Multi-Product Contracts” has the meaning specified in Section 4.8.3.

1.58        “Net Sales” means the gross amount invoiced on sales of Products within the Territory, less reasonable and customary deductions for (a) credits for returns, including withdrawals and recalls; (b) sales rebates and chargebacks; (c) sales, value-added and other taxes (but in the case of value added taxes only to the extent such taxes are not reimburseable or refundable); (d) customs duties on sales made by such seller to the customer; (e) wholesaler fee-for-service discounts; and (f) group purchasing organization (GPO) fees; but in the case of (a) and (b) only to the extent accrued under accounting principles generally accepted in the U.S. for deductions to be actually given to and taken by the customer, and in the case of (c) and (d) only to the extent separately itemized in the invoice to and paid by the customer.  If a Product is sold for consideration other than solely cash, the fair market value of such other consideration shall be included in the calculation of Net Sales.  For purposes of calculating Net Sales, transfers of a Product to an Affiliate for end use by such Affiliate in a country within the Territory shall be treated as a sale at the greater of the actual Net Sales and the average Net Sales price for fully arms-length sales of such Product in such country during the applicable calendar quarter.

1.59        “Nipent® Stock Out Date” shall have the meaning specified in Section 3.2.1.

1.60        “Obligation” means any debt, liability or obligation of any nature, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise.

1.61        “Partial Lot” has the meaning specified in Section 9.7.2.

1.62        “Permit” means any license, permit, approval, certification, waiver, order, authorization, right or privilege of any nature, granted, issued, approved or allowed by any Governmental Body.

1.63        “Permitted Encumbrances” means (i) any Encumbrance for inchoate mechanics’ and materialmen’s liens for construction in progress and workmen’s, repairmen’s warehousemen’s and carrier’s liens arising in the ordinary course of business, and (ii) any Encumbrance for Taxes not yet due and payable.

1.64        “Person” means any individual, Entity or Governmental Body.

1.65        “Privacy Law” means any Law pertaining to the privacy of any Person, including the European Data Protection Directive (95/46/EC) and the Health Insurance Portability and Accountability Act of 1996, and any rules or regulations promulgated under any such Law.

1.66        “Proceeding” means any demand, claim, suit, action, litigation, investigation, arbitration or administrative hearing.

1.67        “Products” means each of the following products within the Territory (each, a “Product”): (i) the drug set forth in NDA 20-122 (“Nipent® NDA”) and owned by Seller (such drug referred to herein as “Nipent”), including all formulations of Nipent®; (ii) any drugs owned by Seller other than Nipent® for which the active ingredient is Pentostatin as described in the Nipent® NDA and the indication for use is to treat an oncological disease or Graft Versus Host Disease (collectively, Seller Pentostatin-Based Oncology Drugs), including all formulations of Seller Pentostatin-Based Oncology Drugs, and (iii) the Surface Safe product owned by Seller.

1.68        “Product Registrations” means the approvals, registrations, applications, licenses and Permits (including, but not limited to, each New Drug Application, Abbreviated New Drug Application, Supplement to New Drug Application, Investigational New Drug Application and Drug Master File) for the Products which have been prepared, submitted, approved and/or received (including in preliminary and/or draft form, if applicable) in order to manufacture (or have manufactured), market, or sell the same (and related submissions to and correspondence with the regulatory authority responsible for the Product Registrations), in each case in Seller’s name, in the Territory prior to the Closing Date, to, for, from or with a Governmental Body, each of which is set forth on Schedule 1.68 attached hereto.

1.69        “Rebate Programs” has the meaning specified in Section 9.7.3.

1.70        “Regulatory Approvals” means each New Drug Application, Abbreviated New Drug Application, Investigational New Drug Application and Supplement to New Drug Application applicable to the Products (which are listed on Schedule 1.68 to this Agreement).

1.71        “Regulatory Documentation” means all (a) regulatory filings and supporting documents, chemistry, manufacturing and controls data and documentation (including, but not limited to, batch records, master batch production records, standard operating procedures, testing logs, sample logs, laboratory logs, and stability logs) in each case to the extent pertaining to the Products, preclinical and clinical studies and tests for the Products, (b) records maintained under record-keeping or reporting requirements of the FDA or any Governmental Body with respect to the Products, (c) the complete complaint, adverse event and medical inquiry filings with respect to the Products, (d) all documentation relating to the FDA or any other Governmental Body inspections to the extent pertaining to the Products and any communication with the FDA or any other Governmental Body to the extent pertaining to the Products, including correspondence and written minutes of telephone calls or meetings, and (e) all documentation related to the FDA or any other Governmental Body inspections of the facilities of ChemWerth USA, King Pharmaceuticals, Sigma Aldrich Corp., American Type Culture Collection, Drug Source Company, NucroTechnics, SafeTec, Tetrionics, Hauser, Livingston or any other Entity conducting material activities relating to the manufacture or sale of the Products, in each of (a) through (e) only to the extent (i) Seller possesses and can legally transfer such information, and (ii) such information exclusively pertains to the Products, and in all events exclusive of Product Registrations.

1.72        Intentionally Omitted.

1.73        “Seller Intangibles” means any and all Intangibles within the Territory that are owned by Seller or licensed by Seller from Third Parties (i) that are set forth on Schedule 1.73 or (ii) that otherwise exclusively pertain to the Products.

1.74        “Seller’s Monthly Volume” means Sellers’ average monthly unit sales volume for each Product for the twelve months ended on the date hereof.

1.75        “Sigma Aldrich Agreement” has the meaning specified in Section 2.1.2(A).

1.76        “Sigma Aldrich Conditions” has the meaning specified in Section 3.2.1.

1.77        “Sigma Aldrich Period” has the meaning specified in Section 9.11.

1.78        “Specified Assets” has the meaning specified in Section 2.1.1 hereof.

1.79        “Specified Contracts” has the meaning specified in Section 4.8.1.

1.80        “Specified Liabilities” has the meaning specified in Section 2.1.2 hereof.

1.81        “Supply Holdback Amount” has the meaning specified in Section 3.2.1.

1.82        “Tangible Property” means any furniture, fixtures, leasehold improvements, vehicles, office equipment, computer equipment, other equipment, machinery, tools, forms, supplies or other tangible personal property of any nature.

1.83        “Tax” means (a) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, payroll, withholding, workers compensation, unemployment compensation, social security, retirement, escheat, unclaimed property or other tax of any nature; (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, sewer rent or other fee or charges of any nature; or (c) any deficiency, interest or penalty imposed with respect to any of the foregoing.

1.84        “Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any governmental body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any law relating to any Tax, including any amendment thereto.

1.85        “Taxing Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

1.86        “Transition Services Agreement” has the meaning specified in Section 8.1.11(d).

1.87        “Territory” means (i) the fifty states of the United States of America, the District of Columbia, and all territories and possessions of the United States of America (including, without limitation, Puerto Rico) and any other location where the FDA has jurisdiction over medicinal product intended for human use, (ii) Canada and (iii) Mexico.

1.88        “Third Parties” means any Person other than the Buyer, the Seller, any of their respective affiliates or any successors, assigns or express licensees of Buyer, Seller or their respective affiliates.

1.89        “Vendor Chargebacks” has the meaning specified in Section 9.7.1.

1.90        “WAC” has the meaning specified in Section 9.7.8.

1.91        “Wholesaler’s Monthly Volume” means the average monthly unit sales volume of sales of each Product made by the Seller to wholesalers during the twelve month period ended on the date hereof.

SECTION 2.         THE TRANSACTION

2.1          Sale and Purchase of Specified Assets.  On the Closing Date, effective to the fullest extent possible at 12:01 a.m. Eastern Time on the Closing Date, subject to the other terms and conditions of this Agreement, Seller shall sell, transfer, assign and convey to Buyer, and Buyer shall purchase, all right, title and interest in and to all of the Specified Assets, free and clear of any Encumbrances other than Permitted Encumbrances, and Seller shall assign to Buyer, and Buyer shall assume, the Specified Liabilities of Seller.

2.1.1.      Specified Assets.  The “Specified Assets” means all Assets (within the Territory) of Seller owned and exclusively pertaining to the Products as of the Closing Date,

wherever located within the Territory and whether or not reflected on Seller’s books and records set forth in subsections (A) through (L) below (but excluding the Assets specifically excepted below together with those Assets listed on Schedule 2.1.1, which Schedule 2.1.1 shall set forth those assets owned by Seller that are material to the Seller Business but are not among the assets being assigned to Buyer) (collectively, such items expressly excluded below and contained on Schedule 2.1.1 shall be referred to herein as the “Excluded Assets”):

(A)          All rights, title and interest in and to the Products, exclusive of Seller Intangibles.

(B)          All Seller Intangibles.

(C)          All Product Registrations, Regulatory Approvals and Regulatory Documentation.

(D)          All Marketing Materials and Books and Records.

(E)           All Inventory.

(F)           All rights, title and interest in and to prepaid FDA establishment fees and prepaid FDA product fees with respect to the Products.

(G)          All of Seller’s prepayments exclusively pertaining to the Seller Business (including prepaid purchase orders) but excluding all prepaid premiums and other prepayments and deposits with respect to Seller’s Insurance Policies, Seller’s Group Insurance plans, Seller’s Retirement Plans.

(H)          All of Seller’s Tangible Property set forth in Schedule 2.1.1(H) used by Seller exclusively in connection with the Seller Business.

(I)            All of Seller’s Contract Rights under the Specified Contracts exclusive of Multi-Product Contracts and further excluding Contract Rights under (1) this Agreement and any other Contracts entered into by Seller with Buyer in connection with the transactions contemplated by this Agreement; (2) Contracts that constitute or evidence Employee Benefit Plans of Seller; (3) all Contracts relating to the acquisition of Seller or any of Seller’s predecessors or affiliates, provided that the Specified Assets shall include the rights of Seller with respect to all indemnification, noncompetition, nondisclosure and other restrictive covenants made for the benefit of Seller or its predecessors in any such Contract; and (4) all Contract Rights under any Specified Contracts requiring a Consent that is not obtained on or before the Closing Date (“Non-Assigned Contracts”); provided that, once such Consent is obtained, the Contract Rights under such Specified Contract (but excluding Multi-Product Contracts) shall be deemed, automatically and without further action by the parties, to be included in the Specified Assets as of the date such material Consent is delivered to Buyer.

(J)           All of Seller’s goodwill with respect to the Products.

(K)          Content of databases (including with respect to clinical trials and data with respect thereto), applicable drug information and data exclusively pertaining to the Products, in all cases excluding such items included as part of the Regulatory Documentation.

(L)           All of Seller’s claims, causes of action and other legal rights and remedies, whether or not known as of the Closing Date, with respect to Seller’s ownership of the Specified Assets or the operation of the Seller Business, but excluding causes of action and other legal rights and remedies of Seller (1) against Buyer with respect to the transactions contemplated by this Agreement; (2) relating to Seller’s Assets not included in the Specified Assets or to Seller’s liabilities not included in the Specified Liabilities; and (3) relating to refunds of Taxes.

The Specified Assets shall in all events further exclude all prepaid premiums and other prepayments and deposits, in each case, with respect to Seller’s insurance policies, Seller’s group insurance plans, Seller’s Retirement Plans.

2.1.2.      Specified Liabilities of Seller.  The “Specified Liabilities” of Seller means the following specifically described liabilities of Seller as of the Closing Date:

(A)          Subject to Section 9.8 hereof with respect to Multi-Product Contracts, if any, the liabilities of Seller under those Specified Contracts related to the Products and the Seller Business to which Seller is a party, provided that the incurrence or existence of any such liability or Contract does not constitute a breach or failure of, or a default under, any representation, warranty, covenant or other provision of this Agreement, but only to the extent that such liabilities arise in the ordinary course of performing such Specified Contracts, in accordance with their respective terms, after the Closing Date and are not due to any breach or default by Seller under any such Specified Contract.  Notwithstanding the foregoing, the Specified Liabilities of Seller shall not include the liabilities of Seller under (1) this Agreement or any other Contracts entered into by Seller with Buyer in connection with the transactions contemplated by this Agreement; (2) any Contracts that constitute or evidence Employee Benefit Plans of Seller; (3) any Contracts relating to the formation or acquisition of Seller or any of Seller’s predecessors; (4) any remaining payments (the “Development Plan Payments”), whether known or unknown, in connection with the Development Plan contemplated by the Drug Substance Validation and Supply Agreement (the “Sigma Aldrich Agreement”) dated October 5, 2004 between Seller and Sigma Aldrich (F/K/A Tetrionics, Inc.); and (5) any spending obligations under the assumed Clinical Trial Agreements included as part of the Specified Assets, except for the Assumed Clinical Trial Liability.

(B)          The payment obligations related to clinical trials as of June 1, 2005 and set forth on Schedule 2.1.2(B) attached hereto (the “Assumed Clinical Trial Liability”).

2.2          No Other Liabilities.  Notwithstanding any other provisions of this Agreement, Buyer shall not purchase the Specified Assets subject to, and Buyer shall not in any manner assume or be liable or responsible for any Obligations of Seller other than the Specified Liabilities.  All Obligations of Seller other than the Specified Liabilities shall remain the sole responsibility of Seller, and Seller shall pay and discharge such Obligations in full as the same become due.  Without limiting the generality of the foregoing, and in addition to the liabilities excluded from the Specified Liabilities under Section 2.1.2 hereof, Buyer shall not in any manner assume or be liable or responsible for, or acquire any Assets of Seller subject to, any of the following Obligations of Seller identified in this Section 2.2 and the Obligations set forth on Schedule 2.2 attached hereto:

2.2.1.      Affiliates. Any Obligation to a shareholder or any current or former shareholder, member, partner, director or controlling Person of Seller, or to any other Person affiliated with Seller, its affiliates and predecessors including Obligations for dividends declared but not paid.

2.2.2.      Taxes. Except as otherwise provided in Section 9.5(a), any Obligation for any Tax of Seller including, (a) any Tax payable by Seller with respect to the operation of the Seller Business; (b) any Tax payable by Seller with respect to the ownership, possession, purchase, lease, sale, disposition or use of any of Seller’s Assets at any time on or before the Closing Date; and (c) any Tax of Seller resulting from the sale of the Specified Assets to Buyer or otherwise resulting from the transactions contemplated by this Agreement.

2.2.3.      Post-Closing.  Any Obligation of Seller that is incurred or arises after the Closing Date, or that relates to any Proceeding of Seller or other event that occurs or circumstances that exist after the Closing Date, but in all events subject to Section 9.7 and 9.8.

2.2.4.      Transaction Related.  Any Obligation that was or is incurred in connection with the negotiation, execution or performance of this Agreement and any other Contracts entered into between Buyer and Seller, or among Seller, Buyer and other parties, in connection with the transactions contemplated by this Agreement.

2.2.5.      Defaults.  Any Obligation, the incurrence or existence of which constitutes or will constitute a breach or failure of, or a default under, any representation, warranty, covenant or other provision of this Agreement including any Obligation, whether or not known to Seller, that has not been disclosed to Buyer in writing in this Agreement or the Schedules and Exhibits hereto.

2.2.6.      Employees.  Any Obligation to any or all employees or contractors of Seller including Obligations for accrued vacation and sick pay, accrued but unpaid bonuses, and Obligations under Seller’s payroll savings, profit sharing and/or other retirement plans (“Seller’s Retirement Plans”), Obligations under Seller’s Group Insurance Plans, including those obligations imposed by COBRA, and Obligations for severance pay and other termination benefits.

2.2.7.      Infringement.  Any Obligation with respect to Seller’s (or any of Seller’s predecessors’) infringement or alleged infringement, violation, or misappropriation of any Intangible of any Person.

2.2.8.      Encumbrances.  Any Encumbrance on or affecting Seller’s Assets including the Specified Assets, other than Permitted Encumbrances.

2.2.9.      Debt.  Any Obligations for borrowed money or other debt (including debt owed to affiliates or third parties).

2.2.10.    Multi-Product Contracts.  Any Obligations of Seller pursuant to Multi-Product Contracts, subject to Section 9.8 hereof.

2.2.11.    Product Liability and Warranty Claims.  Any Obligations of Seller arising from product warranties or product liability claims with respect to the Products invoiced, sold or shipped by Seller on or prior to the Closing Date.

2.2.12.    Rebates, Returns, Recalls.  Any Obligations of Seller for discounts, chargebacks, returns, recalls, rebates and similar items under Section 9.7.

2.2.13.    Development Plan Payments.  Any Obligations related to the Development Plan Payments.

2.3          Seller’s Employees.  Subject to the condition that the Closing hereunder occurs, Buyer shall offer in writing to employ, as of the Closing Date, the full time employees identified on Exhibit 2.3 who are primarily employed by Seller in connection with the Products.  Such employment will be on an “at will” basis.  Buyer does not assume, and Seller shall be fully responsible for the payment of, any accrued payroll, vacation or sick pay or severance or accrued but unpaid bonuses or other benefits related to or payable upon the termination of any of Seller’s employees including any employees offered employment by Buyer who fail to accept such employment offer.  Seller shall provide reasonable cooperation for Buyer’s efforts to employ and retain any employees who are primarily employed by Seller in connection with the Products.  Seller shall be responsible for compliance with all Laws related to the termination by Seller of Seller’s employees including, but not limited to, the Worker Adjustment and Retraining Notification Act.

SECTION 3.         PURCHASE PRICE

3.1          Purchase Price and Allocation.

3.1.1.      Subject to the adjustments described in this Section 3, the total purchase price for the Specified Assets (“Purchase Price”) shall consist of: (a) a payment of immediately available funds in an amount equal to Twenty One Million Ninety Five Thousand Dollars ($21,095,000), less (i) $1,140,000 (the “Mitomycin Reduction”), (ii) the Supply Holdback Amount and the Indemnification Holdback Amount (each of which shall be governed in accordance with Section 3.2 hereof) (the “Closing Payment”), which Closing Payment shall be payable at Closing by Buyer to Seller; (b) the Deferred Payments, if earned, payable in accordance with Section 3.5; and (c) the assumption of the Specified Liabilities by Buyer.  Each party shall allocate the Purchase Price (including the capitalizable Specified Liabilities) and report such allocation on its respective tax returns as it deems appropriate and in accordance with applicable Law.

3.2          Holdback Amount.  At Closing, Buyer shall retain the amounts set forth below in accordance with the following:

3.2.1.      At Closing, Buyer shall retain Five Million Dollars ($5,000,000) (the “Supply Holdback Amount:) to be held by Buyer until such time as (i) a supplemental NDA has been approved by the FDA authorizing Sigma Aldrich or Buyer to manufacture Nipent®; and (ii) a supply agreement on commercially reasonable terms (including commercially reasonable terms with respect to quality) is offered by Sigma Aldrich to Buyer with respect to such purified pentostatin (it being agreed that Buyer shall enter into such commercially reasonable supply agreement if offered), and (iii) after entering into such commercially reasonable supply agreement, Buyer shall have received first delivery of the purified pentostatin and shall have accepted such delivery pursuant to the terms of such supply agreement (collectively, such items reflected in (i), (ii) and (iii) above shall be referred to as “Sigma Aldrich Conditions”).  Buyer shall use commercially reasonable efforts in seeking and obtaining approval of the NDA and each of Buyer and Seller shall use commercially reasonable efforts (and assist as reasonably necessary or desirable) to cause the Sigma Aldrich Conditions to be satisfied; provided, however, that this obligation to use commercially reasonable efforts shall not require Buyer to enter into a supply agreement that is not commercially reasonable.  Buyer shall promptly pay to Seller the Supply Holdback Amount upon full satisfaction of the Sigma Aldrich Conditions; provided, however, that the Purchase Price shall be reduced by, and Seller shall have no right to, the Supply Holdback Amount, upon the passage of September 30, 2007 if at such time no inventory of pentostatin exists (“Stock Out”) or if inventory of pentostatin does exist as of September 30, 2007, then the date that a Stock Out occurs thereafter (the “Nipent® Stock Out Date”) without the full satisfaction of the Sigma Aldrich Conditions; provided, further, that if Buyer secures supply of Nipent prior to the Nipent® Stock Out Date from a source other than Sigma Aldrich and Seller reimburses Buyer for actual costs incurred by Seller in connection with securing such supply as set forth in Section 9.9 below, then Seller shall be entitled to payment of the Supply Holdback Amount within five (5) days of the date of reimbursement by Seller.

3.2.2.      One Million Dollars ($1,000,000) (the “Indemnification Holdback Amount” and together with the Supply Holdback Amount, the “Holdback Amount”) shall be held by Buyer to secure Seller’s indemnification obligations pursuant to this Agreement.  The Purchase Price shall be reduced by the full aggregate amount (the “Claims Adjustment”) owed to Buyer by Seller as a result of any Claims (as defined in Section 10.2) arising during the period commencing on the Closing Date and ending eighteen (18) months following the Closing Date (“Indemnification Holdback Period”).  If the Claims Adjustment is less than the amount of the Indemnification Holdback Amount, then Buyer shall pay to Seller the amount by which the Indemnification Holdback Amount exceeds the Claims Adjustment.  If the Claims Adjustment is more than the Indemnification Holdback Amount, then Buyer shall retain the full amount of the Indemnification Holdback Amount, and Seller shall promptly pay to Buyer the amount by which the Claims Adjustment exceeds the amount of the Indemnification Holdback Amount, subject to applicable indemnification caps contained in Section 10 of this Agreement.  If any Claims are disputed and pending at the termination of the Indemnification Holdback Period, Buyer shall have the right, upon notice to Seller, to withhold from payment of the Purchase Price, until final determination of such pending Claims, the total amount of the Indemnification Holdback Amount.  Upon such final determination, the balance of the Indemnification Holdback Amount, if any, remaining after satisfaction of the disputed and pending Claim(s) shall be promptly paid to Seller.

3.3          Net Assets Purchase Price Adjustment.

3.3.1.      No later than five days before Closing, Seller shall prepare and deliver to Buyer (i) a balance sheet with respect to the Seller Business, prepared in accordance with GAAP, as of the Closing Date (the “Estimated Closing Balance Sheet”), and (ii) a schedule setting forth an estimate of the Net Assets (as defined below) (the “Estimated Net Assets”) of the Seller Business on the Closing Date.  The Closing Payment shall be reduced, dollar for dollar, to the extent that the Estimated Net Assets (or negative Estimated Net Assets, as the case may be) is less (or the negative balance is greater, as the case may be) (such amount to be referred to herein as a “Shortfall”) than ($3,221,000).  For purposes of this Section, the term “Net Assets” means the value of the Inventory as of March 31, 2005 minus the Assumed Clinical Trial Liability.

3.3.2.      Within sixty (60) days after the Closing Date, Buyer shall at its sole expense (i) review and analyze the components of the Estimated Closing Balance Sheet and the Estimated Net Assets and prepare detailed statements (the “Actual Net Assets Statements”) of its calculation of the actual Net Assets of the Seller Business as of the Closing Date (the “Actual Net Assets”).  The Seller shall have a thirty (30) day period to review the Actual Net Assets Statements and Actual Net Assets delivered by Buyer.  During such period Buyer shall share its work papers with the Seller and its professional advisers and make itself reasonably available to the Seller and its professional advisers.

3.3.3.      If Seller disputes Buyer’s calculation of the Actual Net Assets, it shall deliver a written notice (“Net Assets Dispute Notice”) to Buyer within thirty (30) days of delivery of Buyer’s calculation.  Seller shall set forth in detail in the Net Assets Dispute Notice the basis for its disagreement with the Buyer’s calculation of the Actual Net Assets.  If Seller fails to deliver the Net Assets Dispute Notice within the allotted time period, Seller shall be deemed to have agreed to the given calculation delivered by Buyer, which calculation shall be final, conclusive and binding upon the parties.  If Seller disputes the calculation of the Actual Net Assets within the allotted time period, the parties in good faith will attempt to jointly resolve any dispute during the thirty day period following the delivery of the Net Assets Dispute Notice.  If Buyer and Seller resolve their dispute and agree upon the calculation of the Actual Net Assets, they shall memorialize their agreement in writing and such mutually agreed upon figure shall be final, conclusive and binding upon all of the parties.

3.3.4.      If Buyer and Seller do not resolve the dispute to their mutual satisfaction, Buyer and Seller shall engage the Independent Accountant to determine the appropriate amount of Actual Net Assets as of the Closing Date consistent with this Agreement.  The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Seller with each party being severally, but not jointly, responsible for one half of such fees and expenses.  Each of Buyer and Seller shall provide the Independent Accountant such of their respective work papers as may be requested by the Independent Accountant.  The Independent Accountant shall be requested to complete its engagement within forty-five (45) days of being retained by Buyer and Seller.  The determination of the Independent Accountant shall be final, binding and conclusive upon the parties.

3.3.5.      Upon the final, conclusive and binding determination of the Actual Net Assets in accordance with this Section 3.3, if such amount is less (or the negative balance is greater, as the case may be) than the Estimated Net Assets, Seller shall pay to Buyer, in immediately available funds, such difference no later than five (5) days after the date of the final determination of the Actual Net Assets.  If the Actual Net Assets determined in accordance with this Section 3.3 is greater than (or the negative balance is less than, as the case may be) the Estimated Net Assets (such excess to be referred to herein as the “Excess”), Buyer shall pay to Seller, in immediately available funds (no later than five (5) days after the final determination of the Actual Net Assets) an amount equal to the lesser of (i) the Excess or (ii) the Shortfall.

3.4          Adjustment Related to Channel Inventory.

3.4.1.      No later than five days before Closing, Seller shall prepare and deliver to Buyer a report (the “Estimated Closing Inventory Report”) reflecting a good faith estimate of all Inventory (with reference to each presentation of Product) of the Seller Business as of the Closing Date (the “Estimated Closing Inventory”), including (and separately identifying) Inventory held by wholesalers and distributors as of Closing including so called “morgue” inventory that is no longer considered active or is considered unsaleable by such wholesalers and distributors (the “Estimated Channel Closing Inventory”), in each case together with expiration dates, lot number, WAC and costs of inventory with respect to all such Inventory.  As further described by the following sentence, the Closing Payment paid by Buyer at Closing shall be reduced by an aggregate amount equal to the amount by which any presentation of Product included within the Estimated Channel Inventory is greater than forty (40) calendar days supply of such presentation (the “Estimated Channel Inventory Adjustment”).  For the avoidance of doubt, the reduction of the Closing Payment shall be equal to an amount equal to (i) the aggregate number of units, if any, by which (a) any presentation of Product included in the Estimated Channel Inventory exceeds the Seller’s applicable Wholesaler Monthly Volume for forty (40) calendar days, multiplied by (ii) Seller’s gross margin per unit with respect to such presentation.

3.4.2.      Within ninety days after Closing, Buyer shall deliver to Seller a report (the “Actual Closing Inventory Report”) reflecting all Inventory of the Seller Business (the “Actual Closing Inventory”) including (and separately identifying) Inventory held by wholesalers and distributors as of Closing (the “Actual Channel Closing Inventory”), in each case together with expiration dates, lot number, WAC and costs of inventory with respect to all such Inventory.  The parties agree that the procedures set forth in Sections 3.3.2 through and including 3.3.4 hereof shall be applicable to the Actual Closing Inventory Report and the content therein.  The final determination of the Actual Channel Inventory shall be referred to herein as the “Final Channel Inventory” and the adjustment to the Closing Payment required as a result of such Final Channel Inventory shall be referred to herein as the “Final Channel Inventory Adjustment”.

3.4.3.      Upon final determination of the Final Channel Inventory, the Closing Payment shall be appropriately increased or decreased based upon the difference between the Estimated Channel Inventory Adjustment and the Final Channel Inventory Adjustment.  To the extent that the Final Channel Inventory Adjustment, if known on the Closing Date, would have resulted in a smaller reduction in the Closing Payment than was actually made at Closing based upon the Estimated Channel Inventory Adjustment, the Buyer shall promptly pay such difference to the Seller by wire transfer of immediately available funds.  To the extent that the Final Channel Inventory Adjustment, if known on the Closing Date, would have resulted in a greater reduction of the Closing Payment than was actually made at Closing based upon the Estimated Channel

Inventory Adjustment, Seller shall promptly pay to the Buyer such difference by wire transfer of immediately available funds.

3.5          Deferred Payments.

3.5.1.      Each twelve month period ended on each of the first, second, third, fourth and fifth anniversary of the Closing Date shall be referred to as a “Deferred Payment Year” and collectively as the “Deferred Payment Years”.  Seller shall be entitled to a payment equal to $828,000, $1,328,000, and $2,328,000 (each, an “Individual Annual Deferred Payment” and collectively, the “Individual Deferred Payments”) on the first, second, and third annual anniversaries of the Closing Date if and only if the annual Net Sales generated by the Seller Business during each of the Deferred Payment Years ended on each of such annual anniversaries of Closing is greater than or equal to $6,500,000, $7,000,000, and $9,000,000, respectively.  For the avoidance of doubt, the parties agree that a Deferred Payment will be deemed earned by Seller with respect to a given Deferred Payment Year if the requisite Net Sales threshold is satisfied for such year even if the requisite Net Sales thresholds are not satisfied for one or more of the other Deferred Payment Years.  In addition to the Individual Deferred Payments referenced above, Seller shall be entitled to an additional $1,000,000 bonus (each, a “Supplemental Bonus Payment” and collectively, the “Supplemental Bonus Payments”) with respect to any of the above three Deferred Payment Years in which the annual Net Sales generated by the Seller Business for such Deferred Payment Year is greater than or equal to $12,500,000.  In addition to the payments contemplated above in this Section 3.5.1, Seller shall be entitled to an amount equal to $6,656,000 (the “Accelerated Deferred Payment”) on the third annual anniversary of the Closing Date if and only if the annual Net Sales generated by the Seller Business during the Deferred Payment Year ended on such third anniversary of the Closing Date is greater than or equal to $14,000,000; provided, however, that if the Accelerated Deferred Payment is earned by the Seller Business, Seller shall not be entitled to the Cumulative Deferred Payments contemplated by Section 3.5.2 hereof; provided, further, that if the Accelerated Deferred Payment is not earned by the Seller Business, Seller shall be entitled to the Cumulative Deferred Payments pursuant to Section 3.5.2 hereof.

3.5.2.      Seller shall be entitled to a payment equal to $3,328,000 on each of the fourth and fifth annual anniversaries of the Closing Date (each, a “Cumulative Deferred Payment” and collectively, the “Cumulative Deferred Payments” and together with the Individual Annual Deferred Payments, the “Deferred Payments”) if the cumulative Net Sales generated by the Seller Business during the period beginning on the Closing Date and ending on each of the fourth and fifth annual anniversaries of Closing Date is greater than or equal to $47,900,000 and $60,700,000, respectively.  For the avoidance of doubt, the requisite Cumulative Deferred Payment will be deemed earned for a given Deferred Payment Year ended on either the fourth or fifth anniversary of Closing, as the case may be, even if the requisite Net Sales threshold is not satisfied as of the end of the other Deferred Payment Year.

3.5.3.      Notwithstanding anything to the contrary stated herein, in the event of a Change of Control of Buyer prior to the Nipent® Stock Out Date, all Deferred Payments applicable to Deferred Payment Years beginning after the date of the Change of Control shall be accelerated and become due and payable to Seller upon the date the Change of Control becomes effective.

3.5.4.      Within thirty (30) days after the end of each Deferred Payment Year, Buyer shall prepare and deliver to Seller a calculation (the “Calculation”) of the Net Sales for such given Deferred Payment Year that just ended (or, as applicable, the four or five year period just ended), as the case may be.  Seller shall have a thirty (30) day period to review each such Calculation during which time Buyer shall make reasonably available to Seller, during normal business hours and upon reasonable advance notice, its pertinent working papers.  Seller shall maintain all such information that consists of Confidential Information (as that term is defined in the Confidentiality Agreement) in confidence in accordance with the Confidentiality Agreement.

3.5.5.      If Seller disputes such Calculation, it shall deliver a written notice (“Calculation Dispute Notice”) to Buyer within sixty (60) days of delivery of such Calculation.  Seller shall set forth in detail in the Calculation Dispute Notice the basis for its disagreement with the Calculation.  If Seller fails to deliver the Calculation Dispute Notice within the allotted time period, Seller shall be deemed to have agreed to the given Calculation delivered by Buyer, which Calculation shall be final, conclusive and binding upon the parties.  If Seller disputes the Calculation within the allotted time period, the parties in good faith will attempt to jointly resolve any dispute during the sixty (60) day period following the delivery of the Calculation Dispute Notice.  If Buyer and Seller resolve their dispute and agree upon the Calculation of the applicable Net Sales, they shall memorialize their agreement in writing and such mutually agreed upon figure shall be final, conclusive and binding upon all of the parties.

3.5.6.      If Buyer and Seller do not resolve the dispute to their mutual satisfaction, Buyer and Seller shall engage the Independent Accountant to determine the appropriate amount of Net Sales for the applicable period.  The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Seller with each party being severally, but not jointly, responsible for one half of such fees and expenses.  Each of Buyer and Seller shall provide the Independent Accountant such of their respective work papers as may be requested by the Independent Accountant.  The Independent Accountant shall be requested to complete its engagement within forty-five (45) days of being retained by Buyer and Seller.  The determination of the Independent Accountant shall be final, binding and conclusive upon the parties.

3.5.7.      Subject to setoff rights contained in Section 10.7 of this Agreement, the applicable Deferred Payment, if earned, shall be paid to Seller within fifteen (15) days after its final determination in accordance with this Section 3.5.

3.6          Diligence.

3.6.1.      Diligent Efforts.  Buyer shall use Diligent Efforts to Commercialize Nipent® throughout the Territory.

3.6.2.      Joint Steering Committee.  The Parties shall establish a committee (the “Joint Steering Committee” or “JSC”) to review and discuss the Commercialization activities relating to Nipent®.  The JSC will consist of three (3) representatives from each Party, one of whom shall be a senior executive of each Party and in the case of Buyer at least two of whom shall be responsible for managing and overseeing the strategic and day-to-day

Commercialization of Nipent®.  Subject to the foregoing, each Party shall have the right to change its members of the JSC by providing written notice to the other.

3.6.3.      Responsibilities.  The JSC will (a) review and discuss the progress under, the Commercialization Plan, (b) review and discuss other Commercialization strategy and activities; and (c) otherwise provide Seller with a reasonable opportunity to provide feedback and comments regarding the Commercialization activities for Nipent® and the level of resources and efforts being applied with respect thereto.

3.6.4.      Meetings.  The JSC shall meet once each calendar quarter, unless otherwise agreed by the Parties.  Such meetings shall be in person at least twice per year, alternating between the facilities of each Party unless otherwise mutually agreed, and the other meetings may be through telephone or video conference or other mutually agreeable means.  With the consent of the JSC members, other representatives of the Parties may attend JSC meetings as observers.  Each Party shall bear its own personnel and travel costs and expenses relating to JSC meetings.

3.7          Allocation of Expenses.  The following expenses attributable to the Seller Business shall be allocated between and shall be assumed by Buyer and Seller as follows:

3.7.1.      All state, county and local ad valorem Taxes on personal property (“Property Taxes”) shall be prorated between Buyer and Seller as of the Closing Date, computed by multiplying the amount of Property Taxes for the fiscal year for which the same are levied by a fraction, the numerator of which is the number of days in such fiscal year up to and including the Closing Date and the denominator of which is the number of days in such fiscal year.  In connection with such proration of Property Taxes, in the event that actual Property Tax figures are not available at the Closing Date, proration of Property Taxes shall be based upon the actual Property Taxes for the preceding fiscal year for which actual Property Tax figures are available, and re-prorated when actual Property Tax figures become available.

3.7.2.      All prorations and/or other adjustments contemplated by Section 3.7.1 shall be made, insofar as feasible, on the Closing Date, and the Closing Payment shall be adjusted.  During the three-month period subsequent to the Closing Date, Seller shall advise Buyer and Buyer shall advise Seller of any actual changes to such prorations or adjustments, and the Purchase Price shall be increased or decreased, as applicable, at the end of such three-month period.  In the event Buyer or Seller shall receive bills after the Closing Date for expenses incurred prior to the Closing Date that were not prorated in accordance with this Section 3.7.1 or that were re-prorated in accordance with Section 3.7.1, then Buyer or Seller, as the case may be, shall promptly notify the other party as to the amount of the expense subject to proration and the responsible party shall pay its portion of such expense (or, in the event such expense has been paid on behalf of the responsible party, promptly reimburse the other party for its portion of such expenses).

3.8          Currency.  All dollar amounts stated in this Agreement are stated in United States’ currency, and all payments required under this Agreement shall be paid in United States’ currency.

SECTION 4.         REPRESENTATIONS OF SELLER

Seller represents and warrants to Buyer and covenants with Buyer, as set forth in this Section 4, subject to exceptions contained in the Schedules delivered to Buyer as of the date hereof.

4.1          Organization.

4.1.1.      Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware.  Seller possesses the full corporate power and authority to enter into and perform its obligations under this Agreement.  Seller possesses the full corporate power and authority to own, hold, and use its Assets in the manner in which such Assets are currently owned, held, and used.  Seller is duly qualified or registered to do business, and is in good standing, in each jurisdiction where such qualification or registration is required by applicable Law, except where the failure to be so qualified or registered would not reasonably be expected to have a Material Adverse Effect.

4.2          Authority; Non-Contravention.

4.2.1.      Seller has the requisite right, power and authority to enter into, execute, deliver and perform its obligations under this Agreement and the ancillary agreements, documents and instruments executed and delivered by it to Buyer at Closing hereof (collectively, the “Seller Ancillary Documents”), and the execution, delivery and performance of this Agreement and the Seller Ancillary Documents and the consummation of the transactions contemplated hereby and thereby by Seller has been and upon the Closing, shall be duly authorized by all necessary corporate actions.  Without in any way limiting the previous sentence, Seller’s execution of this Agreement and the Seller Ancillary Documents and the consummation of the transactions contemplated hereby and thereby do not require the approval of Seller’s stockholders.  Each of this Agreement and the Seller Ancillary Documents constitutes and shall constitute, as the case may be, the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

4.2.2.      Except as set forth on Schedule 4.2.2, neither the execution, delivery and performance of this Agreement and the Seller Ancillary Documents nor the consummation or performance of any of the transactions contemplated hereby or thereby by Seller will directly or indirectly (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation or bylaws of Seller;

(b)           to Seller’s knowledge, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Law or any Judgment to which Seller or any of the Specified Assets is subject;

(c)           contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit within the Specified Assets that is held by Seller relating to the Specified Assets;

(d)           contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of, any Specified Contract to which Seller is a party or by which Seller is bound; or

(e)           result in the imposition or creation of any Encumbrance upon or with respect to any Specified Asset (other than Permitted Encumbrances).

4.2.3.      Except as set forth on Schedule 4.2.3, or as otherwise set forth in this Agreement, Seller neither is nor will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement and the Seller Ancillary Documents or the consummation or performance of any of the transactions contemplated hereby or thereby.

4.3          Compliance with Law.

4.3.1.      Compliance.

(a)           Except as set forth on Schedule 4.3.1, Seller has conducted and is currently conducting the Seller Business in compliance in all material respects with all Laws applicable to the development, manufacture, promotion or sale of the Products.

(b)           Each Product Registration is in full force and effect, and there are no proceedings pending or, to the knowledge of the Seller, threatened that would result in the revocation, cancellation, suspension or modification of any Product Registration.  Except as set forth on Schedule 4.3.1, Seller has timely filed with the FDA all required notices, supplemental applications and annual or other reports or documents, including adverse experience reports, with respect to the Regulatory Approvals.  With respect to each of the Products for which a Regulatory Approval has been approved by the FDA, the Seller has acted, and to the Seller’s Knowledge, all other Persons which have performed operations covered by the application acted, in material compliance with 21 U.S.C. Sections 351, 352 and 355; 21 C.F.R. Parts 210, 211, or 314 et seq, respectively, and all terms and conditions of such applications.

(c)           The Inventory, as of the Closing, meets the applicable specifications for the Inventory set forth in the applicable Regulatory Approvals.  The Inventory sold and delivered to Buyer hereunder at Closing shall be free from defects and conform to its specifications and Regulatory Approvals and shall not be adulterated or misbranded within the meaning of the Act and is free and clear of all liens and encumbrances.  The Inventory has been manufactured, packaged, labeled, stored and loaded for shipment, as the case may be, in accordance with its specifications, cGMP, all Laws in all material respects, including, without limitation, those relating to environmental law and safety.

(d)           The Seller has not received any written notice that any Governmental Body has commenced, or, to the knowledge of Seller, threatened any action to withdraw any approval or request the recall of any of the Products, or has commenced or threatened in writing to initiate any action to enjoin production of any of the Products at any facility.

4.3.2.      Schedule 4.3.2 accurately lists all the Investigational New Drug Applications (“INDs”) that Seller has submitted to the FDA for the Products and accurately states the current status of any clinical trials being conducted pursuant to those INDs.

4.3.3.      Schedule 4.3.3 accurately lists all the NDA and ANDA applications and any medical device approval and clearance submissions that Seller has submitted to the FDA, and the Seller has provided Buyer with all material written communications from the FDA relating to those applications and submissions.

4.3.4.      With respect to the Products, the Seller has delivered and/or made available to Buyer copies of all (i) Regulatory Approvals, (ii) reports of inspectional observations in the Seller’s possession with respect to any manufacturers or suppliers of Products or components thereof, (iii) establishment inspection reports in Seller’s possession, (iv) to the extent Seller is permitted to provide them, certificates of analysis for each lot of Inventory, (v) warning  or untitled letters as well as any other documents received by the Seller from the FDA or any other Governmental Body to the extent related to the Products or the Seller Business that assert lack of compliance with any applicable Law or regulatory requirements (including those of the FDA) by the Seller with respect to any manufacturers or suppliers of Products or components thereof.

4.3.5.      Except as set forth on Schedule 4.3.5, Seller has (i) timely filed with the appropriate Governmental Authority all reports required by applicable law or any rebate agreement to be filed by or on behalf of it with respect to average manufacturer price (as defined under the Social Security Act, 42 U.S.C. Sections 1396r-8(k)(1)), best price (as defined the Social Security Act, 42 U.S.C. Section 1396r-8(c)(1)(C)) and average sales price, and each such report has been complete and accurate; and (ii) timely paid all rebates amounts due and owing to a Governmental Authority in accordance in all material respects with applicable Law and any rebate agreement entered into with such Governmental Authority.  No deficiency with respect to such reports or rebates has been asserted in writing or otherwise against Seller or with respect to the Products or Seller Business.

4.4          Financial Statements.  The source data provided by Seller to Buyer and attached hereto in Schedule 4.4 is true and accurate in all material respects.

4.5          Assets.

4.5.1.      Seller owns and has, and on the Closing Date will own and have, good, valid and marketable title to, the Specified Assets that are purported to be owned by it and has the right to transfer all rights, title and interest in such Specified Assets, free and clear of any Encumbrance other than Permitted Encumbrances (but exclusive of claims described in Section 4.7.2).

4.5.2.      Except as set forth on Schedule 4.5, no Assets other than the Specified Assets are necessary or have been material during the past twelve (12) months to the manufacture, promotion or sale of the Products.

4.6                  Tangible Property.  Seller has good and marketable title to all of the Tangible Property within the Specified Assets, free and clear of any Encumbrances (other than Permitted Encumbrances), except as set forth on Schedule 4.6.  Except as set forth on Schedule 4.6, all of the Tangible Property within the Specified Assets is located at Seller’s offices or facilities, and Seller has the full and unqualified right to require the immediate return of any of the Tangible Property within the Specified Assets which is not located at its offices or facilities.  All Tangible Property within the Specified Assets, wherever located, (a) is in good condition, ordinary wear and tear excepted and (b) is sufficient for Seller’s operations and business as presently conducted.

4.7          Intangibles.

4.7.1.                      Schedule 4.7.1 contains an accurate and complete list and description of all Seller Intangibles embodied in the Products.

4.7.2.                      Neither the preparation, manufacture, distribution, marketing, selling, or licensing of any one or more Products by or for Seller, nor any exercise of any right or interest by or for Seller in any Seller Intangibles, has violated, misappropriated or infringed upon, or is violating, misappropriating, or infringing upon, any Intangible of any Third Party.  None of the Seller Intangibles is subject to any Judgment.  No Proceeding is pending or is threatened, nor has any written claim or demand been made, alleging infringement, violation or misappropriation of an Intangible of a Third Party, or challenging the validity, legality, ownership, enforceability, or exercise of any right or interest in, to, or under any Seller Intangible.  Except as set forth on Schedule 4.7.2, to Seller’s knowledge, no Person is violating, misappropriating, or infringing upon, or has violated, misappropriated, or infringed upon at any time, any of the Seller Intangibles.

4.7.3.                      Seller has adequately maintained all trade secrets, confidential information and copyrights included in the Seller Intangibles relating, or used in connection with, the Products.  All necessary registration, maintenance and renewal fees currently due in connection with the Seller Intangibles within the Specified Assets, have been made, all formal legal requirements (including the timely post-registration applications) have been made, and all necessary documents, recordations and certificates in connection with such Seller Intangibles within the Specified Assets, have been filed with the relevant patent, trademark or other authorities in the U.S. or foreign jurisdictions, as the case may be, for the purposes of perfecting and maintaining the Seller Intangibles within the Specified Assets.

4.7.4.                      Seller is not in breach of or default under any Specified Contract, nor to Seller’s knowledge, has Seller performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder.  No Proceeding is pending or is being or has been threatened in writing nor has any written claim or demand been made, which challenges the legality, validity, or enforceability of any Specified Contract.

4.7.5.                      Set forth on Schedule 4.7.5 are all Internet domain names related to the Seller Business (“Domain Names”).  Seller is the registrant of all Domain Names, and all registrations of Domain Names are in good standing until such dates as set forth on Schedule 4.7.5.  No action has been taken or is pending to challenge rights to, suspend, cancel or disable any Domain Name, registration therefore or the right of Seller to use a Domain Name.  Seller has all right, title and interest in and to, and rights to use on the Internet and otherwise as a trademark and trade name, the Domain Names.

4.7.6.      Seller’s privacy statement or policy has been conspicuously made available to users of Seller Web Sites.  Such statement or policy, along with Seller’s collection, maintenance, and use of user data and information and transfer thereof to Buyer under this Agreement, complies in all material respects with all applicable Laws, including Laws of the U.S. Federal Trade Commission.

4.8          Contracts.

4.8.1.      With respect to the Seller Business, Schedule 4.8.1 contains an accurate and complete list of all of the following types of Contracts to which Seller is a party or by which Seller is bound that pertain exclusively to the development, manufacture, promotion or sale of the Products (collectively, the “Specified Contracts”), grouped into the following categories and, where applicable, subdivided by Product: (i) Contracts with any customers for Products; (ii) Contracts for the purchase or lease of Real Property or otherwise concerning Real Property (including service Contracts) owned or used by Seller and applicable exclusively to the Seller Business; (iii) employment, consulting and sales representative Contracts (excluding Contracts which constitute Employee Benefit Plans listed on Schedule 4.9.1(iii), and excluding oral Contracts with employees for “at will” employment) applicable to employees who are primarily employed in connection with the Seller Business; (iv) Contracts under which any rights, title or interest in and/or ownership of any Seller Intangible material to Seller Business; (v) Contracts for the manufacturing and/or supply of Product, including API for the Product; (vi) Contracts for the conduct of clinical trials or studies for the Products, including, without limitation, agreements with investigators, institutions and contract research organizations (collectively “Clinical Trial Agreements”), (vii) Contracts for the storage, distribution, and shipping of the Products and (viii) other Contracts material to the development, manufacture, promotion or sale of the Products.  True and correct copies of each written Specified Contract have been delivered to Buyer.

4.8.2.      Except as set forth on Schedule 4.8.2, with respect to the manufacture, promotion or sale of the Products, there are no currently outstanding written proposals or offers submitted by Seller to any customer, prospect, supplier or other Person which, if accepted, would result in a legally binding Contract involving an amount or commitment exceeding $50,000 in any single case or $100,000 in the aggregate.

4.8.3.      Schedule 4.8.3 sets forth a complete and correct list of each Contract to which the Seller is a party and pursuant to which the Seller sells one or more Products, together with other pharmaceutical products of the Seller, to a Third Party (each a “Multi-Product Contract” and collectively, the “Multi-Product Contracts”).  The Seller has delivered or made available to Buyer copies of all Multi-Product Contracts.

4.8.4.                      Each Specified Contract is valid and in full force and effect, and is enforceable by Seller in accordance with its terms, and Seller (i) has not received any written notice regarding any actual or alleged violation or breach of, or default under, any Specified Contract, and (ii) has not waived any of its rights under any Specified Contract.

4.8.5.                      Except as set forth on Schedule 4.8.5, no Person is renegotiating any amount paid or payable to Seller under any Specified Contract or any other term or provision of any Specified Contract.

4.9          Employees and Independent Contractors.

4.9.1.                      Schedule 4.9.1 contains an accurate and complete list of all of the employees of the Seller who are employed primarily in connection with the Seller Business and (i) their titles or responsibilities; (ii) their current salaries or wages and all bonuses, commissions and incentives paid during the past twelve months; (iii) each Employee Benefit Plan in which they are eligible to participate; and (iv) any Permit that is held by them and that relates to the Seller Business; (v) status as exempt or non-exempt under the FLSA; and (vi) any outstanding loans or advances made to them.

4.9.2.                      Schedule 4.9.2 also contains an accurate and complete list of all independent sales representatives and independent contractors engaged primarily in the Seller Business and (i) their payment arrangements; and (ii) a brief description of the terms of their engagements with Seller.

4.9.3.                      Except as limited by the specific and express terms of any employment Contracts listed on Schedule 4.9.3 and except for any limitations of general application which may be imposed under applicable employment Laws, with respect to the Seller Business, Seller has the right to terminate the employment of each of its employees at will and to terminate the engagement of any of its independent contractors without payment to such employee or independent contractor other than for services rendered through termination.

4.9.4.                      With respect to the Seller Business, Seller is in material compliance with all Laws relating to compensation, leaves of absence, wages and wage payment, labor relations, health and safety and employment practices.

4.9.5.                      With respect to the Seller Business, Seller has never been a party to or bound by any union Contract or collective bargaining agreement.

4.9.6.                      To Seller’s knowledge: (i) no employee of Seller has received an offer to join a business competitive with the Seller Business; and (ii) no employee of the Seller Business is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have a Material Adverse Effect on the Seller Business.  To the knowledge of Seller, Seller’s relations with its employees employed primarily with the Seller Business are on a good and normal basis in all material respects, except where the failure to have such relations would not reasonably be expected to have a Material Adverse Effect.

4.9.7.                      Except as set forth on Schedule 4.9.7, Seller’s current and past employees, consultants and contractors have signed agreements with Seller containing restrictions to protect the proprietary and confidential information of the Seller Business.

4.9.8.      Except as set forth on Schedule 4.9.8, since January 1, 2005, no employee of the Seller Business having an annual salary of $75,000 or more has indicated an intention to terminate his or her employment with such company.

4.10        Employee Benefit Plans.

4.10.1.                    Schedule 4.10.1 contains an accurate and complete list of all of the (i) Employee Benefit Plans which the Seller, or any ERISA Affiliate, sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability with respect to, for the benefit of present or former employees (referred to collectively as the “Seller’s Employee Benefit Plans” and individually as a “Seller’s Employee Benefit Plan”).  None of Seller’s Employee Benefit Plans is subject to Title IV of ERISA or Code Section 412.  None of Seller’s Employee Benefit Plans is a Multiple Employer Plan or Multiemployer Plan under Code Section 413(c) or 414(f).  None of Seller’s Employee Benefit Plans promises or provides health benefits to retirees, except as required by Code Section 4980B, Sections 601 through 609 of ERISA, or comparable state statutes which provide for continuing health care coverage.

4.10.2.                    All of Seller’s Employee Benefit Plans are, and have been, operated in material compliance with their provisions and with all applicable Laws including ERISA and the Code and the regulations and rulings thereunder.  With respect to Seller’s Employee benefit Plans, Seller and each ERISA Affiliate will have made, on or before the Closing Date, all payments which are required to be made on or before the Closing Date relating to the Transferred Employees (as defined in Section 9.4.2).

4.10.3.                    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including any severance, unemployment compensation or golden parachute payment) becoming due from the Seller or any ERISA Affiliate under any of Seller’s Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of Seller’s Employee Benefit Plans, or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any extent.

4.11        Customers and Suppliers.  Except as set forth on Schedule 4.11, since January 1, 2005, none of the material customers or any suppliers of the Seller Business has given written notice or, to the knowledge of Seller, otherwise indicated to Seller, that (i) it will or intends to terminate or not renew its Contract with Seller before the scheduled expiration date, (ii) it will otherwise terminate its relationship with Seller, or (iii) it may otherwise materially reduce the volume of business transacted with Seller below historical levels other than fluctuations in the ordinary course of business.  The relationship of Seller with its customers of the Seller Business is currently on a good and normal basis in all material respects, and Seller has not experienced any material problems with customers or suppliers since January 1, 2005.  To the Seller’s knowledge, the transactions contemplated hereby will not materially affect adversely Seller’s relations with any of the customers or suppliers of the Seller Business.

4.12        Taxes.

4.12.1.                    To the extent that failure to do so would adversely impact the Specified Assets or the Buyer’s ownership of the Specified Assets or operation of the Seller Business or result in liability to Buyer, (i) Seller has properly and timely filed all Tax Returns required to be filed by it, all of which were accurately prepared and completed in material compliance with all Laws; and (ii) Seller has paid all Taxes required to be paid by it (whether or not stated on a Tax Return).

4.12.2.                    To the extent applicable to the Specified Assets or the Buyer’s ownership of the Specified Assets or operation of the Seller Business, (i) no audit of Seller by any Taxing Authority has ever been conducted, is currently pending or, to the best of Seller’s Knowledge, is threatened; and (ii) no notice of any proposed Tax audit, or of any Tax deficiency or adjustment, has been received by Seller.

4.12.3.                    None of the Specified Liabilities includes a Contract covering any employee or former employee of Seller that could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162 of the Code.

4.12.4.                    Seller has timely paid or withheld with respect to its employees and other third parties (and timely paid over any withheld amounts to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld or paid.

4.12.5.    There are no Encumbrances for Taxes on the Specified Assets other than for Taxes not yet currently due and payable.

4.13        Proceedings and Judgments.

4.13.1.                    Except as set forth on Schedule 4.13.1 of the Disclosure Schedule: (i) with respect to the Seller Business, no Proceeding is currently pending or threatened in writing, nor has any Proceeding occurred or been threatened in writing at any time since January 1, 2002, to which Seller is or was a party, or by which Seller or any Specified Assets or the Seller Business is or was affected; and (ii) with respect to the Seller Business, no Judgment is currently outstanding, nor has any Judgment been outstanding at any time since January 1, 2002, against the Seller, or by which the Specified Assets or Seller Business is or was affected.

4.13.2.                    As to each matter described on Schedule 4.13 of the Disclosure Schedule, copies of all pertinent pleadings, judgments, orders, correspondence and other legal documents have been delivered to Buyer.

4.14        Insurance.  Seller has maintained since January 1, 2003 Insurance Policies (excluding Insurance Policies that constitute the Seller Employee Benefit Plans) which provide coverage that is customary for businesses similar to the Seller Business.

4.15        Related Party Transactions.  Except as set forth on Schedule 4.15 and except for any employment Contracts listed on Schedule 4.9.1 of the Disclosure Schedule, with respect to the Products, there are no personal property leases, Contracts, transactions, or other arrangements between or among Seller, any current director or officer of Seller, or any of Seller’s Affiliates.

4.16        Brokerage Fees.  Except as set forth on Schedule 4.16, no Person acting on behalf of Seller is or shall be entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

4.17        Full Disclosure.  No representation or warranty made by Seller in this Agreement (a) contains any untrue statement of any material fact; or (b) omits to state any material fact that is necessary to make the statements made, in the context in which made, not false or misleading in any respect.

4.18        No Other Representations or Warranties.  No representations or warranties are made by Seller to Buyer except as expressly set forth in this Agreement or in the Seller Ancillary Documents.

SECTION 5.         REPRESENTATIONS OF BUYER

Buyer represents and warrants to the Seller and covenants with the Seller, as set forth in this Section 5, subject to exceptions contained in the Schedules delivered to Seller as of the date hereof.

5.1          Organization. Buyer is a corporation that is duly organized, validly existing and in good standing under the Law of the State of Delaware. Buyer possesses the full corporate power and authority to own its Assets, conduct its business as and where such business is presently conducted, and enter into this Agreement and the agreements, documents and instruments executed and delivered by it to Seller upon the Closing of the transactions contemplated hereby (the “Buyer Ancillary Documents”).

5.2          Agreement.  Buyer’s execution, delivery and performance of this Agreement and the Buyer Ancillary Documents, and its consummation of the transactions contemplated by this Agreement and the Buyer Ancillary Documents, (a) have been, or will be at Closing, as the case may be, duly authorized by all necessary corporate actions by its board of directors; (b) do not constitute a violation of or default under its charter or bylaws; (c) do not constitute a default or breach (immediately or after the giving of notice, passage of time or both) under any Contract to which Buyer is a party or by which Buyer is bound; (d) do not constitute a violation of any Law or Judgment that is applicable to it or to its businesses or Assets, or to the transactions contemplated by this Agreement; and (e) do not require the Consent of any Person.  This Agreement constitutes the valid and legally binding agreement of Buyer, enforceable against it in accordance with its terms.

5.3          Conflicts.  The execution and delivery by the Buyer of this Agreement and the Buyer Ancillary Documents and its consummation of the transactions contemplated by this Agreement and the Buyer Ancillary Documents, will not conflict with or result in any conflict under (i) any provision of the certificate of incorporation or bylaws (or the equivalent organizational documents) of the Buyer, (ii) any material Contract to which the Buyer is a party or by which the Buyer or any of its properties or assets may be bound or (iii) any Judgment, order, decree or any material Law that is applicable to the Buyer or any of its properties or assets (tangible and intangible), except in the case of this clause (iii) for any such conflicts that would not reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement and the Buyer Ancillary Documents and to consummate the transactions contemplated by this Agreement and the Buyer Ancillary Documents.

5.4          Sufficiency of Funds.  The Buyer has or will have at Closing sufficient funds to deliver the Purchase Price to the Seller in accordance with the terms and conditions of this Agreement.

5.5          No Other Representations or Warranties.  No representations or warranties are made by Buyer to Seller except as expressly set forth in this Agreement or in a document required to be delivered pursuant to this Agreement.

SECTION 6.         CLOSING

6.1          Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., Philadelphia, Pennsylvania time on at the offices of Blank Rome LLP no later than five business days after satisfaction of all of the conditions set forth in Section 8.1 which have not been waived by Buyer, and all the conditions set forth in Section 8.2 which have not been waived by the Seller.  The date on which Closing occurs is referred to herein as the “Closing Date.”

SECTION 7.         COVENANTS

7.1          Access to Information; Confidentiality.  The Seller shall give Buyer and its designated representatives, upon reasonable notice and at mutually agreeable times, access to all of the Specified Assets and suppliers of the Products and Inventory and to all of the documents, books and records relating to the current and past operations of the Seller Business and to make copies thereof and permit such representatives to interview and question any of the employees of the Seller Business.  Buyer will not reveal any confidential data and/or information supplied by the Seller except to its management, counsel, accountants, insurance representatives, investment and commercial bankers and like agents, for purposes relating to the evaluation and consummation of the transactions contemplated by this Agreement, and in the event the transactions contemplated by this Agreement are not consummated, such data and information will be returned to the Seller and will be held confidential by those to whom it is disclosed.  In addition, the parties acknowledge that the information being provided to one another in connection with the Transactions contemplated hereunder is subject to the terms and conditions of that certain Mutual Non-Disclosure Agreement dated February 8, 2006 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.

7.2          Conduct of the Seller Business Pending Closing.  Between the date hereof and the Closing hereunder, the Seller will:

7.2.1.      not take or suffer or permit any action which would render untrue any of the representations or warranties of the Seller herein contained, and not omit to take any action within its power, the omission of which would render untrue any such representation or warranty;

7.2.2.      conduct the Seller Business in  the ordinary and usual course;

7.2.3.        with respect to the Seller Business, not enter into any Contract with any party, other than Contracts entered into in the ordinary course of business, and not amend, modify or terminate any Contract (including any Multi-Product Contract) other than in the ordinary course of business without the prior written consent of Buyer;

7.2.4.        use its best efforts to preserve the Seller Business intact, to keep available the services of its employees, and to preserve its relationships with customers, suppliers and others with whom it deals;

7.2.5.      not reveal, orally or in writing, to any party, other than Buyer and Buyer’s authorized agents, any of the business procedures and practices followed by it in the conduct of the Seller Business or any technology used in the conduct of such Seller Business;

7.2.6.      maintain in full force and effect all of the Insurance Policies referenced in Section 4.14 hereof;

7.2.7.      with respect to the Seller Business, keep the premises occupied by it and all of its equipment and other tangible personal property in good order and repair and perform all necessary repairs and maintenance within normal time frames of scheduled maintenance;

7.2.8.      with respect to the Seller Business, continue to maintain all of its usual business books and records in accordance with its past practices;

7.2.9.      not waive any right or cancel any claim, in each case applicable to the Seller Business.;

7.2.10.    not increase the compensation or the rate of compensation payable to any of its employees of the Seller Business other than in the ordinary course of business consistent with past practices;

7.2.11.    maintain its entity existence and not merge or consolidate with any other entity;

7.2.12.    comply in all material respects with Contracts applicable to the Seller Business and comply in all material respects with all applicable Laws;

7.2.13.    not accelerate the delivery or sale of Products, or offer discounts on sales of Products or premiums on purchases of raw materials, except to the extent in the ordinary course of business, consistent with generally accepted and lawful practices in the Seller’s industry.

7.2.14.    neither discuss nor negotiate with any other person or entity the sale or other transfer, or encumbrance, of the Specified Assets; and

7.2.15.    use its commercially reasonable efforts to effectuate the transactions contemplated by this Agreement.

7.3          Governmental Permits and Approvals.  The Seller shall use its commercially reasonable efforts to obtain all Permits and approvals from any Governmental Body required to be obtained by the Seller for the lawful consummation of the transactions contemplated hereby, and to take all steps necessary to transfer or have reissued to Buyer any governmental licenses, approvals or Permits by Closing.  Specifically, these steps shall include submitting documents to the FDA as required by 21 CFR § 314.72(a)(1) to effectuate the transfer of the Nipent® NDA.

7.4          Notice and Consents.  Without in any way limiting the provisions contained in Section 7.3 herein, the Seller shall use its commercially reasonable efforts to secure approvals and Consents from any third parties necessary to the consummation of the transactions contemplated hereby or contemplated by any instrument, document or agreement contemplated hereby, including the Consents listed on Schedule 4.2.3 attached hereto.

7.5          Acquisition Proposals.  Between the date of this Agreement and the Closing Date, none of the Seller or any officer, employee, representative or agent of the Seller shall, directly or indirectly, solicit, initiate, encourage or respond to any inquiries or proposals from, or participate in any discussions or negotiations with, or provide any non-public information to, any Person or group (other than Buyer and its officers, employees, representatives and agents) concerning any sale (whether directly, indirectly or otherwise) of any Specified Assets.  The Seller shall immediately advise Buyer of, and communicate to Buyer the terms of, any such inquiry or proposal received by the Seller.  Any violation of the restrictions by any officer, director, Affiliate, employee, agent, investment banker, attorney or other advisor or representative of the Seller shall be deemed to be a breach of this Section by the Seller.

7.6          Advice of Changes; Revised Disclosure Schedules.  Between the date of this Agreement and the Closing Date, the Seller shall promptly advise Buyer, in writing, of any fact of which it obtains knowledge and that, if existing or known as of the date of this Agreement, would have been required to be set forth or disclosed in or pursuant to this Agreement; provided, however, that the Seller may amend, modify, update or supplement the information set forth in the Schedules to this Agreement, in whole or in part, by delivery to the Buyer of an amended and restated copy of the Schedules (the “Revised Seller Schedules”), clearly marked to reflect all of the Seller’s proposed amendments, modifications, updates and supplements thereto.  Such Revised Seller Schedules shall be deemed to be the definitive corresponding Schedules to this Agreement for purposes of determining whether the conditions to the obligations of the Buyer set forth in Section 8.1.1 hereof have been satisfied solely for purposes of being a precondition to Buyer’s obligation to Close the transactions contemplated hereby; provided, however, that such Revised Seller Schedules shall not be taken into consideration, and such updates shall not be deemed to modify the representations, warranties and covenants of the Seller contained in this Agreement, in each case for purposes of Section 8.1.1 hereof as it relates to Buyer’s indemnification rights pursuant to this Agreement.

7.7          Transition Services Agreement.  Each of Buyer and Seller shall negotiate in good faith to complete Exhibit A to the Transition Services Agreement on or before the Closing Date.

SECTION 8.         CONDITIONS PRECEDENT TO CLOSING

8.1          Conditions Precedent to Buyer’s Obligation to Close.  Each and every obligation of the Buyer to enter into and complete Closing is subject, at Buyer’s option, to the fulfillment and satisfaction of each of the following conditions:

8.1.1.      Subject to Section 7.6 hereof, the representations and warranties of the Seller set forth in Section 4 hereof that are qualified by reference to materiality or a Material Adverse Effect shall be true and correct on and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, except for those representations or warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct only as of such particular date.  Subject to Section 7.6 hereof, the representations and warranties of the Seller set forth in Section 4 hereof that are not qualified by reference to materiality or a Material Adverse Effect shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, except for those representations or warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects only as of such particular date.  The Seller will have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by it.  The Seller will have delivered to Buyer a certificate, dated the Closing Date and signed by its President and Chief Executive Officer stating that the conditions to the obligation of the Buyer to consummate the transaction set forth in this Section 8.1.1 have been satisfied or fulfilled (unless otherwise waived by the Buyer in accordance with the terms hereof).

8.1.2.      No Proceeding will have been instituted before any court or governmental body or instituted or threatened by any Person which would have a Material Adverse Effect, or restrain or prevent the carrying out of the transactions contemplated hereby or seek damages in connection with such transactions.

8.1.3.      All necessary approvals and/or filings (including Consents) for the transactions contemplated hereby to be obtained and/or made by the Seller will have been obtained and/or made, as the case may be, and shall be in full force and effect.

8.1.4.      No Material Adverse Effect shall have occurred.

8.1.5.      Seller and Buyer shall have met or conferred with the FDA regarding Seller’s proposed regulatory submissions included in the Sigma Aldrich Conditions and a proposed filing pathway for such submissions and FDA shall not have informed Seller that its proposals are inadequate for approval or that materially different requirements must be satisfied for approval.

8.1.6.      Intentionally Omitted.

8.1.7.      Seller shall have delivered or caused to be delivered to Buyer the Estimated Closing Inventory Report on or before the close of fifth business day prior to the Closing Date, which schedule shall be true and correct in all material respects.

8.1.8.      Sufficient Inventory exists to provide for expected sales of Nipent®, based on Seller’s Monthly Volume, from the Closing Date through the later of (i) one year following the Closing Date, and (ii) the Nipent® Stock Out Date.

8.1.9.      Intentionally Omitted.

8.1.10.    The results of commercially reasonable testing and evaluation demonstrate that the Inventory is free from material defects in workmanship; provided, however, that such testing shall have been completed no later than thirty (30) days after the date of this Agreement so long as King Manufacturing reasonably cooperates with Buyer.  For the avoidance of doubt, it is a condition precedent to Buyer’s obligation to consummate the Closing that such testing and evaluation, among other things, reveals that the Inventory (i) has been manufactured, packaged, stored and transported in compliance with cGMPs in all material respects and in compliance in all material respects with all applicable Laws, (ii) is free of material defects and adulteration and (iii) is not otherwise prohibited from sale within the meaning of any applicable Law.

8.1.11.    Seller shall have delivered or caused to be delivered the following to Buyer:

(a)           Specified Assets.  Possession and control of the Seller Business and all of the Specified Assets (with such delivery being at Seller’s cost).

(b)           Documents of Transfer.  Such bills of sale, assignments, deeds, endorsements, affidavits, and other instruments and documents of sale, transfer, assignment and conveyance as Buyer may reasonably require, in order to lawfully and effectively sell, transfer, assign and convey to Buyer all right, title and interest in and to all of the Specified Assets, in each case in form acceptable to Buyer, dated as of the Closing Date, and duly executed and, if necessary, acknowledged by Seller.

(c)           Intentionally Omitted.

(d)           Transition Services Agreement.  A transition services agreement in the form attached hereto as Exhibit 8.1.11(d) (the “Transition Services Agreement”) shall have been duly executed by the Seller and Exhibit A thereto shall have been completed.

(e)           Intentionally Omitted.

(f)            Incumbency Certificates.  Certificates of the Secretary of Seller as to the incumbency and signatures of the officers of Seller executing this Agreement.

(g)           Resolutions.  Copies of the resolutions duly adopted by the board of directors of Seller authorizing Seller to enter into and perform this Agreement, certified by proper officers as in full force and effect on and as of the Closing Date.

(h)           Good Standing.  Good standing certificates for Seller, dated no earlier than ten days before the Closing Date, from its jurisdiction of incorporation.

(i)            Opinion of Counsel.  An opinion of counsel to Seller addressed to Buyer and dated the Closing Date, in form acceptable to Buyer and its legal counsel.

(j)            Consents.  Consents to assignment to Buyer for each of the Specified Contracts requiring such consent.

(k)           Evidence of Release of Liens.  Evidence of the termination and release of any Encumbrances on the Specified Assets.

(l)            Patent License.  That certain patent license related to patent application number 10/698,983 filed on October 1, 2003 (the “Patent License”) and attached hereto as Exhibit 8.1.11(l), duly executed by the Seller.

(m)          Other Documents.  All other agreements, certificates, instruments and documents reasonably requested by Buyer in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intent of this Agreement.

8.2          Conditions Precedent to Seller’s Obligation to Close.  Each and every obligation of the Seller to enter into and complete Closing is subject, at its option, to the fulfillment and satisfaction of each of the following conditions:

8.2.1.      The representations and warranties of the Buyer set forth in Section 5 hereof that are qualified by reference to materiality or a Material Adverse Effect shall be true and correct on and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, except for those representations or warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct only as of such particular date.  The representations and warranties of the Buyer set forth in Section 5 hereof that are not qualified by reference to materiality or a Material Adverse Effect shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, except for those representations or warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects only as of such particular date.  Buyer will have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.  Buyer will have delivered to the Seller a certificate dated the Closing Date and signed by its President and Chief Executive Officer, stating that the conditions to the obligation of the Buyer to consummate the transaction set forth in this Section 8.2.1 have been satisfied or fulfilled (unless otherwise waived by the Buyer in accordance with the terms hereof).

8.2.2.      All necessary approvals and/or filings for the transactions contemplated hereby to be obtained and/or made by Buyer will have been obtained and/or made, as the case may be, and shall be in full force and effect.

8.2.3.      Buyer shall have obtained public liability, product liability, general liability, comprehensive, property damage, vehicle, life, hospital, medical, dental, disability, worker’s compensation, key man, fidelity bond, theft, forgery, errors and omissions, directors’ and officers’ liability, and other insurance policies as are appropriate in accordance with commercially reasonable practices in the pharmaceutical industry.

8.2.4.      Seller and Buyer shall have entered into an agreement with respect to material terms applicable to the supply contemplated by Section 9.12.1 of this Agreement.

8.2.5.      At the Closing Buyer shall deliver to Seller the following:

(a)           Closing Payment.  A wire transfer in the amount of the Closing Payment, in accordance with Seller’s proper instructions as to payment.

(b)           Incumbency Certificate.  A certificate of Secretary of Buyer as to the incumbency and signatures of the officers of Buyer executing this Agreement.

(c)           Resolutions.  Copies of the resolutions duly adopted by the board of directors of Buyer, authorizing Buyer to enter into and perform this Agreement, certified by proper officers as in full force and effect on and as of the Closing Date.

(d)           Good Standing.  Good standing certificate for Buyer from its jurisdiction of incorporation, dated no earlier than ten days before the Closing Date.

(e)           Other Documents.  All other agreements, certificates, instruments and documents reasonably requested by Seller in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intent of this Agreement.

SECTION 9.         CERTAIN OBLIGATIONS AFTER CLOSING

9.1          Transition and Cooperation.  From and after the Closing Date, (a) Seller shall fully cooperate to transfer to Buyer the control and enjoyment of the Specified Assets; (b) Seller shall not take any action, directly or indirectly, alone or together with others, which obstructs or impairs the smooth assumption by Buyer of the Specified Assets; and (c) Seller shall promptly deliver to Buyer all correspondence, papers, documents and other items and materials received by any of them or found to be in their possession included within the Specified Assets.

9.2          Use of Names.  Beginning immediately after the later of the Closing Date and the end of the applicable term of the Transition Services Agreement, Seller shall cease all use of all fictitious names, product names and other names used by Seller solely with respect to the Seller Business at any time on or before the Closing Date and included in the Specified Assets, except as may be necessary to perform their obligations hereunder.  Upon Buyer’s request, Seller shall promptly sign all Consents and other documents that may be necessary to allow Buyer to use or appropriate the use of any name used by Seller with respect to the Seller Business at any time on or before the Closing Date.

9.3          Contract Matters.  After the Closing, each Specified Contract (“Transferred Contract”) as to which (a) the Contract Rights of Seller are included in the Specified Assets, and (b) Consent to the assignment thereof from Seller to Buyer may be required under such Transferred Contract or applicable Law but was not obtained on or before the Closing Date, shall be handled in accordance with the following provisions:

9.3.1.      Consent.  Seller shall fully cooperate with Buyer in Buyer’s efforts to obtain Consent to the assignment of such Transferred Contract.  If and when Consent to assignment of such Transferred Contract is obtained, such Transferred Contract shall no longer be subject to the provisions of this Section 9.3.

9.3.2.      Subcontracting.  Seller shall make available to Buyer all Contract Rights and other benefits of such Transferred Contract, on a subcontract or sublease basis or in some other appropriate manner to the fullest extent reasonably practicable, and Buyer shall be considered an independent subcontractor or sublessee of Seller, or an agent of Seller, with respect to all matters concerning such Transferred Contract.  Without limiting the foregoing, Buyer shall be considered Seller’s agent for purposes of (a) collecting all amounts that may be due from the other party or parties to such Transferred Contract; and (b) negotiating or otherwise handling all disputes and issues that may arise in connection with such Transferred Contract.  Until Consent to assignment of each Transferred Contract is obtained, Buyer shall use commercially reasonable efforts to perform in accordance with the provisions of such Transferred Contract.  Buyer shall be entitled to retain all payments due from the other party or parties under the Transferred Contracts.  Without Buyer’s prior written consent, Seller shall not agree to any amendment, modification, extension, renewal, termination or other change in the terms of such Transferred Contract, nor shall Seller exercise any Contract Right under such Transferred Contract.

9.3.3.      Buyer’s Instructions.  At Buyer’s direction, Seller shall (a) give notice to the other party or parties to such Transferred Contract that Buyer is Seller’s subcontractor, sublessee or agent with respect thereto and that all further payments, notices and other communications with respect thereto shall be directed to Buyer; (b) agree to such amendments, modifications, extensions, renewals, terminations or other changes in the terms of such Transferred Contract as Buyer determines, in its sole discretion, are advisable; and (c) exercise any Contract Right under such Transferred Contract at such time and in such manner as Buyer determines, in its sole discretion, to be advisable.  Seller shall promptly provide Buyer with a copy of each notice provided in accordance with this Section 9.3.3.

9.3.4.      Collateral Assignment.  Effective as of the Closing Date, Seller hereby collaterally assigns to Buyer (except and only to the extent that such collateral assignment is expressly prohibited by the terms of such Transferred Contract), and grants to Buyer a security interest in, all of Seller’s contract rights under such Transferred Contract and all cash and non-cash proceeds thereof, as security for the prompt and timely satisfaction and performance of Seller’s obligations under this Section 9.3.  Buyer shall have, and Seller shall deliver to Buyer at the Closing, possession of the original executed copy of such Transferred Contract.  Effective as of the Closing Date, Seller hereby appoints Buyer as Seller’s attorney to take such actions, in Seller’s name and on its behalf, as such attorney determines, in its sole discretion, to be necessary or advisable to protect, perfect and continue perfected the security interest granted hereunder including the execution and filing of such financing statements and other instruments and documents as such attorney determines, in its sole discretion, to be necessary or advisable for such purposes.

9.4          Retirement and Group Insurance Plans; Employee Benefits.

9.4.1.      Seller shall be responsible for any Obligations under Section 4980(B) of the Code and Sections 601-609 of ERISA arising under Seller Employee Benefit Plans (collectively, “COBRA Obligations”).  Buyer shall have no responsibility for the COBRA Obligations.  Buyer shall not sponsor, maintain, establish, contribute to or be obligated to contribute to any of Seller’s Employee Benefit Plans.

9.4.2.      Following the Effective Time, Buyer shall arrange for each Seller Employee Benefit Plan participant who becomes a Buyer employee (or an employee of any Buyer subsidiary or affiliate) after the Effective Time (the “Transferred Employees”) to be eligible for at least substantially the same benefits in the aggregate as those provided to similarly situated employees of Buyer.  Each Transferred Employee (including without limitation all eligible dependents) shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any applicable break in service or similar rule, receive credit including for eligibility to participate and vesting under Buyer employee benefit plans for years of service with the Seller (and its subsidiaries, affiliates, and predecessors) prior to the Effective Time (except where doing so would cause a duplication of benefits).  If applicable, Buyer shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Transferred Employees and their eligible dependents in accordance with applicable laws and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Effective Time for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Buyer employee benefit plans or programs in which they are eligible to participate after the Effective Time.

9.5          Taxes.

(a)           All sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar taxes or governmental fees (“Transfer Taxes”) imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne equally by Buyer and Seller.  The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes.  The party required by law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by law, and the other party shall promptly reimburse such party for 50% of the amount of such Transfer Taxes upon receipt of notice that such Transfer Taxes have been paid.

(b)           Seller shall be responsible for preparing and filing, at the Seller’s expense, within the times and in the manner prescribed by law (subject, however, to filing under any extension) all Tax Returns of the Seller for all Tax periods.

(c)           Buyer and Seller agree to use the standard procedure set forth in Revenue Procedure 2004-53, 2004-34 I.R.B. 320 with respect to wage reporting.

Seller and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with any Tax proceeding relating to:  (i) the Specified Assets; (ii) the Seller  Business; or (iii) the transactions contemplated by this Agreement.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any Tax audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Seller agrees to retain all books and records with respect to Tax matters pertinent to the Specified Assets or Seller Business relating to any taxable period beginning before the Closing Date until the longer of (x) sixty (60) days after the expiration of the statute of limitations of the respective taxable periods or (y) six years, and to abide by all record retention agreements entered into with any Taxing Authority to the extent related to the Specified Assets or Seller Business.

9.6          Regulatory Matters.

9.6.1.      Except as provided otherwise in the Transition Services Agreement, and except as otherwise provided in this Agreement, from and after the transfer by the Seller to Buyer of each Regulatory Approval pursuant to the terms hereof, Buyer, at its cost, shall be solely responsible and liable for (i) taking all actions, paying all fees and conducting all communication with the appropriate Governmental Body required by Law in respect of such Regulatory Approval, including preparing and filing all reports (including adverse drug experience reports) with the appropriate Governmental Body; (ii) taking all actions and conducting all communication with Third Parties in respect of Products sold pursuant to such Regulatory Approval (whether sold before or after transfer of such Regulatory Approval), including responding to all complaints in respect thereof, including complaints related to tampering or contamination; and (iii) investigating all complaints and adverse drug experiences in respect of Products sold pursuant to such Regulatory Approval (whether sold before or after transfer of such Regulatory Approval).

9.6.2.      Except as otherwise provided in this Agreement, (i) from and after the transfer by the Seller to Buyer of each Regulatory Approval pursuant to the terms hereof, the Seller shall promptly notify Buyer if the Seller receives a complaint or a report of an adverse drug experience in respect of a Product sold pursuant to such Regulatory Approval, and (ii) Sellers shall cooperate with Buyer’s reasonable requests and use commercially reasonable efforts to assist Buyer in connection with the investigation of and response to any complaint or adverse drug experience related to a Product manufactured and released by or on behalf of the Seller.

9.6.3.      From and after the transfer by the Seller to Buyer of each Regulatory Approval pursuant to the terms hereof, the Buyer shall control all voluntary and involuntary recalls, Product withdrawals and field alerts of units of Products sold pursuant to such

Regulatory Approval (whether sold before or after transfer of such Regulatory Approval), including recalls, Product withdrawals and field alerts required by any Governmental Body and recalls of units of Products manufactured or released by or on behalf of the Seller.  The Seller promptly shall notify Buyer in the event that a recall, Product withdrawal or field alert of any units of Products manufactured and released by or on behalf of Seller is requested by any Governmental Body or is otherwise necessary.  Buyer shall consult with the Seller with respect to the necessity and procedures for any recall, Product withdrawal or field alert for which the Seller will have financial responsibility.

9.7          Chargebacks, Returns and Rebates.

9.7.1.      With respect to wholesaler chargebacks and any associated administrative or service fees related to sales of Products sold by or on behalf of the Seller or sold by or on behalf of Buyer (“Vendor Chargebacks”), the Seller shall be financially responsible for (x) all Vendor Chargebacks occurring prior to the Closing Date and (y) all Vendor Chargebacks relating to Products sold by or on behalf of the Seller regardless of whether they occur prior to, on or following the Closing Date; provided, however, that Buyer shall be financially responsible for all Vendor Chargebacks occurring after the Closing Date other than relating to Products sold by or on behalf of Seller.  A Party shall invoice the other Party on a monthly basis with respect to any Vendor Chargebacks for which the other Party bears responsibility and as to which the invoicing Party issues a credit or otherwise makes payment, which invoice shall include detail of such Vendor Chargebacks on an itemized basis, and the other Party shall pay all such invoices within thirty (30) days after its receipt thereof.  For purposes of this Section 9.7.1, Vendor Chargebacks shall be deemed to have “occurred” on the date that the applicable wholesaler ships the related Product to its customer.  For purposes of administering this Section 9.7.1, Vendor Chargebacks shall be matched to sales by a wholesaler (and, thus, apportioned between Buyer and Seller) on a “first in, first out” basis, with Vendor Chargebacks (and returns that Seller is responsible for from the Estimated Channel Closing Inventory or the Final Channel Inventory (collectively, “Channel Inventory”), as the case may be, that can be determined to originate from a wholesaler) applied against or in respect of Channel Inventory until Vendor Chargebacks exceed Channel Inventory.  Notwithstanding the foregoing, if chargebacks exceed the sum of Channel Inventory and Buyer’s sales of Products, the excess chargebacks shall be attributed to Seller.  Any amounts owed by a party to the other pursuant to this Section 9.7.1 which are not paid when due shall bear interest at 1.5% per month.

9.7.2.      Buyer will be responsible for all returns of Products sold on or after the Closing, and the Seller with be responsible for returns of Products sold before the Closing.  The responsibility for returns shall include, without limitation, issuing an appropriate credit or making an appropriate reimbursement to the returning third party.  Notwithstanding the foregoing, in the event Buyer receives Products from lots that include Products that were sold by the Seller prior to the Closing (each a “Partial Lot”), the Seller shall be responsible for all returns of Products included in such Partial Lot if sold by Seller, and the Buyer shall be responsible for all returns of Products included in such Partial Lot if sold by Buyer.  Each Party shall destroy Products returned to it in accordance with applicable Laws regardless of whether it had the responsibility for the returned Products pursuant to this Section 9.7.2.  Documentation of any such destruction by the Seller shall be promptly provided to the Buyer.  A Party may invoice the other Party for the actual expenses incurred as a result of destroying Products for which the other Party is responsible, including without limitation, fees paid to Third Parties for receiving and processing such returned Products.  Such other Party will pay such invoice within thirty (30) days of the date of invoice.  No Party shall issue a credit to a Third Party or reimburse a Third Party attributable to returns for which the other Party is responsible, including without limitation, fees paid to Third Parties for receiving and processing such returned Product.  Such other Party will pay such invoice within thirty (30) days of the date of invoice.  Each Party shall assist with processing chargebacks and returns where documentation is required to reconcile and resolve issues with Third Parties.  If the Buyer determines to conduct a recall of a lot or lots of a Product, the Seller shall assist in any reasonable fashion requested by the Buyer in providing documentation, data, or assistance in providing notice of the recall to direct or secondary purchasers of the Product.

9.7.3.      The Seller will process and be responsible for the administration and payment of all federal, state, local and private managed care programs, including Medicaid/Medicare rebates (collectively, “Rebate Programs”), in each case, related to Products sold under Sellers’ NDC code, regardless of whether such Products were sold by the Sellers or Buyer; provided, however, that the Seller will invoice Buyer with sufficient detail to adequately support the charges in the invoice related to payments associated with rebate programs or Products sold by Buyer after Closing.

9.7.4.      Buyer acknowledges that the Seller will require certain information from Buyer in order to calculate the Medicaid rebate for Products bearing the Seller’s NDC number.  Accordingly, Buyer agrees that, from and after the Closing Date until the one year anniversary of the expiration date of the last lot of Products produced with the Seller’s NDC number, Buyer will provide to the Seller concurrently with its timely delivery of related information to the Centers for Medicare and Medicaid Services (or any successor agency), the following information: (a) the “best price” (as defined the Social Security Act, 42 U.S.C. Section 1396r-8(c)(1)(C)) for each Product identified by NDC number, (b) the “average manufacturer price” (as defined under the Social Security Act, 42 U.S.C. Sections 1396r-8(k)(1)) for each Product identified by NDC number, and (c) any additional data or other information related to such Medicaid issues reasonably requested by Sellers.  The Seller shall invoice the Buyer on a monthly basis with respect to any FSS chargebacks, and the Buyer shall pay all such invoices within thirty (30) days after its receipt thereof.

9.7.5.      Seller shall be responsible for submitting all quarterly data and reports required by 42 CFR § 414.800 with respect to the average sales price for all Products sold by or on behalf of Seller, along with any required certifications.

9.7.6.      The Parties acknowledge that the VA National Acquisition Center must approve the removal of the Products from Sellers’ Federal Supply Schedule (“FSS”) before the responsibility of processing such chargebacks is transferred from the Seller to Buyer.  Accordingly, in the event such approval is not obtained prior to the Closing Date, the Seller shall continue to be responsible for processing the FSS chargebacks on Buyer’s behalf, and Buyer shall reimburse the Seller for the actual chargebacks paid.

9.7.7.      The Seller shall be financially responsible for all rebates, wholesaler administration fees and group purchasing or oncology group organization management fees associated with, and all other forms of discounts granted by the Sellers with respect to, and any claims for overcharges relating to, any Products manufactured or released by or on behalf of the Seller, including, without limitation, rebates owed to state Medicaid programs and patient assistance or indigent programs.  Buyer shall provide to Seller all information in Buyer’s possession or control reasonably required for Seller to compute the foregoing rebates, discounts and fees.

9.7.8.      In the event that Buyer increases the published Wholesaler Acquisition Cost (“WAC”) of any of the Products, Buyer shall (i) promptly notify the Seller of such increase and (ii) promptly reimburse the Seller for the increase in amounts associated with returns, rebates or chargebacks for which the Seller is responsible as a result of such increase in WAC.

9.8          Multi-Product Contracts.  From and after the Closing Date, Buyer shall honor and perform all obligations of the Seller under and pursuant to each Multi-Product Contract with respect to supplying the applicable Products to the Third Party after the Closing Date, it being understood that Buyer shall be entitled to enjoy the benefits, and shall be required to bear the burden, of such performance.  The Seller shall provide reasonable assistance to Buyer with respect to Buyer’s entering into replacement contracts on substantially the same terms as the Multi-Product Contracts.  Until such time as Buyer enters into such a replacement contract with respect to the Multi-Product Contracts, the Seller shall not cause or permit any of the Products to be deleted from such Multi-Product Contract, and the Seller shall maintain such Multi-Product Contract on behalf of Buyer, Buyer shall be entitled to enjoy the benefits, and Buyer shall be required to bear the burden, of such performance.

9.9          Reimbursement of Cost for Alternate Supply.  Seller shall reimburse Buyer for costs up to $1,000,000 (i) in connection with transferring the manufacturing and purification capability with respect to crude pentostatin from Sigma Aldrich to Buyer’s facility in Boulder Colorado and (ii) as set forth on Schedule 9.9 attached hereto.  The Buyer shall invoice Seller on a monthly basis with respect to costs incurred during the previous month and the Seller shall pay all such invoices within thirty (30) days after its receipt thereof.

9.10        Expired Inventory.  Promptly upon determination of the Actual Closing Inventory pursuant to Section 3.4 hereof, Seller shall pay to Buyer promptly (but in any event no later than five days after final determination), in immediately available funds, an amount equal to (i) the number of units of Inventory having a shelf life of less than nine (9) months as of Closing (the “Expired Inventory”), multiplied by (ii) Seller’s cost of goods sold with respect to such Expired Inventory.

9.11        Sigma Aldrich Agreement.  If the price for API received from Sigma Aldrich pursuant to any binding agreement is in excess of the maximum rate referenced in Exhibit B to the Drug Substance Validation and Supply Agreement between Seller and Sigma Aldrich (f/k/a Tetrionics, Inc.) (the “Maximum API Price”), Seller shall pay to Buyer, with respect to each of the three twelve month periods occurring immediately after the date that all of the Sigma Aldrich Conditions have been satisfied (each a “Sigma Aldrich Period” and collectively, the “Sigma Aldrich Periods”), an amount equal to (i) (a) the actual price per unit of API paid by Buyer to Sigma Aldrich or its successors pursuant to the supply agreement ultimately entered into between the parties, minus (b) the Maximum API Price per unit, multiplied by (ii) the number of units of API acquired by and delivered to Buyer pursuant to such supply agreement.  Within sixty days after the expiration of each of such Sigma Aldrich Periods, Buyer shall deliver to Seller a report setting forth applicable deliveries of API together with a calculation of the payment, if any that Seller must make to Buyer.  The parties shall follow to the greatest extent applicable the procedures set forth in Sections 3.3.2 through 3.3.4 hereof with respect to such report and calculation delivered by Buyer to Seller.  Seller shall pay to Buyer promptly (but in any event no later than five days after final determination), in immediately available funds, the appropriate amount.

9.12        European Supply.

9.12.1.    Each of Buyer and Seller acknowledge that they are currently negotiating in good faith a separate definitive purchase agreement (the “EU Agreement”) with respect to the purchase and sale of Seller’s assets related to Nipent® in Europe.  From and after the Closing Date (as defined in Section 6.1 hereof) until the closing of transactions contemplated by the EU Agreement, Buyer shall supply Nipent® to Seller or its designee pursuant to commercially reasonable terms; provided, however, that, Seller shall pay Buyer with respect to the first 2,000 units or vials, as the case may be, of Nipent® delivered pursuant to this Section 9.12 (expected to be shipped in September, 2006) an amount equal to $265 per unit or vial, as the case may be; provided.  With respect to units sold in excess of 2,000, until the first to occur of the consummation of such closing of the EU Agreement or the execution of the EU Nipent® Supply Agreement (as defined below), the price per unit or vial, as the case may be, that Seller shall pay to Buyer for Nipent® supplied pursuant to this Section 9.12 shall be equal to the greater of (i) $265 or (ii) .7 multiplied by the weighted average selling price of Nipent® in Europe for the six month period ended sixty days before shipment.  Buyer shall pay for such delivery in cash or by delivering a letter of credit to Buyer, in each case prior to delivery.

9.12.2.    Should Buyer and Seller fail to enter into the EU Agreement and close the transactions contemplated by such EU Agreement, in each case within a reasonable time after the Closing Date (not to exceed 12 months after the Closing Date), Buyer and Seller shall negotiate in good faith and enter into a commercially reasonable supply agreement with respect to the supply of Nipent® in Europe (the “EU Nipent® Supply Agreement”).

9.13        Development Plan Payments.  The Seller shall timely pay all Development Plan Payments as and when due.

9.14        Restrictive Covenants.

9.14.1.    Within the Territory, Seller shall not, for a period of six (6) years after the Closing Date (the “Restricted Period”), in any capacity (including, but not limited to, owner, member, partner, shareholder, consultant, advisor, financier, agent, employee, officer, director, manager or otherwise), whether directly, indirectly or through Affiliates (other than a purchaser of all or substantially all of the assets of Seller or a purchaser of greater than fifty percent (50%) of the issued and outstanding equity interests of Seller (whether by merger, stock purchase or otherwise), in each case not otherwise an Affiliate of Seller prior to such sale transaction, for their own account or for the benefit of any person or entity, establish, engage in the Seller

Business; provided, however, that nothing herein shall restrict Seller from performing its obligations pursuant to the Transition Services Agreement.

9.14.2.    Seller shall not, during the Restricted Period, in any capacity (including, but not limited to, owner, member, partner, shareholder, consultant, advisor, financier, agent, employee, officer, director, manager or otherwise), whether directly, indirectly or through Affiliates, for its own account or for the benefit of any other person or entity, including without limitation, a person or entity in any business in competition with the Seller Business:

(a)           Solicit, hire, contract, engage, retain, divert, induce or accept business from or otherwise take away or interfere with any customer of Buyer (or an Affiliate thereof) or any prospective customer of Buyer (or any Affiliates thereof) with which Buyer (or any Affiliates thereof) has had a substantial business contact during the Restricted Period for the purpose of engaging in any activities prohibited by Section 9.14.1 hereof; provided, however, that nothing herein shall restrict Seller from performing its obligations pursuant to the Transition Services Agreement, and/or

(b)           Solicit (other than in connection with a general solicitation), divert or induce any of the Transferred Employees to leave or to work for Seller or any person or entity with which Seller is connected or, without the prior consent of Buyer, hire, engage, employ or retain any such Transferred Employees during the three month period after such Transferred Employee’s effective date of termination from Buyer; provided, however, that nothing herein shall restrict Seller from performing its obligations pursuant to the Transition Services Agreement.

9.14.3.    Seller shall not, at any time after the date hereof, whether directly, indirectly or through Affiliates, disclose, communicate or divulge to any person or entity, or use for the benefit of any person or entity, any secret, confidential, or proprietary knowledge or information within the Specified Assets.

9.14.4.    Seller shall not, at any time after the date hereof, whether directly, indirectly or through Affiliates, publish or communicate disparaging or derogatory statements or opinions about the Business or Buyer (or any Affiliates thereof), including but not limited to, disparaging or derogatory statements or opinions about Buyer’s and/or its Affiliates’ management, Products or services, to any third party.  It shall not be a breach of this Section for Seller to testify truthfully in any judicial or administrative proceeding or to make statements or allegations in legal filings that are based on their reasonable belief and are not made in bad faith.

9.14.5.    The parties hereto agree that any breach by Seller of the covenants and agreements contained in this Agreement will result in irreparable injury to Buyer (and its Affiliates) for which money damages could not adequately compensate it (or its Affiliates) and, therefore, in the event of any such breach, Buyer (or its Affiliates) shall be entitled (in addition to any other rights and remedies which it or they may have at law or in equity) to seek an injunction issued by any competent court of equity enjoining and restraining Seller and any other person or entity involved therein from continuing such breach.  If either Buyer (or its Affiliates) is obliged to resort to the courts for the enforcement of any of the covenants or agreements contained herein, or if such covenants or agreements are otherwise the subject of litigation between the parties, then the term of such covenants and agreements shall be extended for a period of time equal to the period of such breach.

9.14.6.    The parties hereto acknowledge that a breach of any other agreement, whether written or oral, between or among, the Seller, on the one hand, and Buyer (or any Affiliate thereof), on the other hand, or any other actionable conduct by Buyer (or any Affiliates thereof), or any defense, set-off or counterclaim by Seller or any other related rights of Seller, against Buyer (or any Affiliates thereof), will have no effect on any or all of the terms and provisions of this Agreement and its enforceability and validity.

9.14.7.    If any portion of the covenants and agreements contained herein, or the application thereof, is construed to be invalid or unenforceable, then the other portions of such covenant(s) or agreement(s) or the application thereof shall not be affected and shall be given full force and effect without regard to the invalid or unenforceable portions.  If any covenant or agreement herein is held to be unenforceable because of the area covered, the duration thereof, or the scope thereof, then the court making such determination shall have the power to reduce the area and/or duration and/or limit the scope thereof, and the covenant or agreement shall then be enforceable in its reduced form.

9.15        Definitive Agreement with respect to Mitomycin.  Each of Buyer and Seller acknowledge that they are currently negotiating in good faith a separate definitive agreement (the “Mitomycin Agreement”) with respect to the purchase and sale of Seller’s assets related to Mitomycin in the Territory.  Buyer and Seller agree to negotiate a definitive purchase agreement with respect to Buyer’s acquisition of Seller’s assets related to Mitomycin in the Territory, which definitive agreement shall reflect concepts discussed at or around the date hereof; provided, however, that the provisions contained in this Section 9.15 are not intended to create, and shall not create, any obligations on either of the parties with respect to Mitomycin unless and until the Mitomycin Agreement is duly executed by such party.

9.16        Retention Cost.  Seller shall pay the retention costs related to each employee of Seller who performs services pursuant to the Transition Services Agreement (each, a “Seller Service Employee” and collectively, the “Seller Service Employees”) provided that each such Seller Service Employee remains in service for the entire duration of the service period applicable to such employee.  The aggregate cost for which Seller is responsible pursuant to this Section 9.16 shall be no greater than $643,105.

9.17        Further Assurances.  At any time and from time to time after the Closing Date, at Buyer’s request and expense, and without further consideration, Seller shall promptly execute and deliver all such further agreements, certificates, instruments and documents, and perform such further actions, as Buyer may reasonably request in order to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

SECTION 10.       INDEMNIFICATION

10.1        Survival of Representations and Warranties. The representations and warranties of the Seller and the Buyer set forth in this Agreement shall survive the Closing until eighteen (18) calendar months after the Closing Date (the “Survival Period”) and all rights to indemnification with respect thereto shall then terminate; provided, however, that the Survival Period shall not apply to the representations and warranties set forth in Section 4.1 (Organization), Section 4.2.1 (Authority), Section 4.5.1 (title to Specified Assets) and Section 4.12 (Taxes) hereof, and any representations and warranties relating to environmental matters (collectively, the above items in this proviso shall be referred to as “Carve-outs”) and either fraud or intentional misrepresentation with respect to representations and warranties.

10.2        Seller’s Indemnification.  Seller shall indemnify and hold harmless the Buyer, and its respective successors and assigns, and their respective directors, officers, employees, agents and representatives (collectively, the “Buyer Group”), from and against any and all actions, suits, claims, demands, debts, liabilities, obligations, losses, damages, costs and expenses including reasonable attorney’s fees and court costs (collectively, “Claims”), arising out of, caused by or relating to any of the following:

10.2.1.    Misrepresentation.  Any misrepresentation, breach or failure of any warranty or representation made by Seller in or pursuant to this Agreement or any agreement or document delivered in connection herewith.

10.2.2.    Nonperformance.  Any failure or refusal by Seller to satisfy or perform any covenant, term or condition of this Agreement required to be satisfied or performed by either or both of them.

10.2.3.    Intentionally Omitted.

10.2.4.    Non-Assumed Obligations.  Any Obligation of Seller other than those expressly included in the Specified Liabilities including (a) any of the types of Obligations specifically excluded from the Specified Liabilities under Section 2.2; and (b) any such Obligation that may be imposed upon Buyer as a result of the failure by Seller to comply with any bulk sales, bulk transfer, fraudulent conveyance or similar Law of any jurisdiction that may be applicable to some or all of the transactions contemplated by this Agreement.

10.2.5.    Proceedings by Employees and Related Matters.  Any Proceeding against Buyer by or on behalf of any employee of Seller who is not hired or retained by Buyer.

10.2.6.    Other Proceedings.  Any Proceeding against Buyer by or on behalf of any Person who, after the Closing hereunder, purchases or receives any of the stock of Seller, which Proceeding relates to Seller, its business, Assets or ownership.

10.3        Buyer’s Indemnification.  Buyer shall indemnify and hold harmless the Seller and its successors and assigns, and Seller’s directors, officers, employees, agents and representatives, from and against any and all Claims, arising out of or caused by, directly or indirectly, any or all of the following:

10.3.1.    Misrepresentation.  Any misrepresentation, breach or failure of any warranty or representation made by Buyer in or pursuant to this Agreement or any agreement or document delivered in connection herewith.

10.3.2.    Nonperformance.  Any failure or refusal by Buyer to satisfy or perform any covenant, term or condition of this Agreement required to be satisfied or performed by it.

10.4        Procedure for Claims.

10.4.1.    A party entitled to indemnification (an “Indemnified Party”) shall give the party required to provide such indemnification (the “Indemnifying Party”) notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement (a “Claim Notice”), within thirty (30) days of such determination, stating the amount of the Claim, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Any failure to submit any such Claim Notice in a timely manner to the Indemnifying Party shall not relieve the Indemnifying Party of any liability hereunder, except to the extent the Indemnifying Party is actually materially prejudiced by such failure.

10.4.2.    If the Indemnifying Party, within thirty business days after receipt of the Claim Notice, does not give written notice to the Indemnified Party announcing its intent to contest such Claim, the Claim shall be deemed accepted and the amount of the Claim shall be deemed a valid Claim, and the Indemnifying Party shall, within twenty business days after expiration of the prior notice period, deliver to the Indemnified Party the amount of the Claims set forth in the Claim Notice.  In the event, however, that the Indemnifying Party contests the assertion of a Claim by giving written notice to the Indemnified Party within the thirty business day period, then the parties shall act in good faith to reach agreement regarding such Claim.

10.4.3.    The obligations and liabilities of an Indemnifying Party under this Section 10 with respect to losses arising from Claims of any third party which are subject to the indemnification provided for in this Section 10 (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within thirty days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 10 except to the extent the Indemnifying Party is actually materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Section 10.  If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any losses arising from Claims that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within five days of the receipt of such notice from the Indemnified Party; provided, however, that if (i) there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, or (ii) if there is a reasonable probability that such Third Party Claim may have a material adverse effect on the Indemnified Party other than as a result of money damages that are reasonably expected to be satisfied out of the Indemnification

Amount, then the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim, at its sole cost and expense and through counsel of its own choice; and provided further, that (x) if such Third Party Claim involves a claim for an injunction against any business or operations of the Indemnified Party, (y) if such Third Party Claim involves a criminal proceeding, action, indictment, allegation or investigation, or (z) if the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third Party Claim, then the Indemnified Party shall be entitled to retain control of the defense of such Third Party Claim with counsel of its own choice (and the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim, at its sole cost and expense and through counsel of its own choice).  In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.  No such Third Party Claim may be settled by the Indemnifying Party without the written consent of the Indemnified Party.

10.5        Limits on Indemnification.  The Indemnitor’s liability under this Section 10 shall be limited as follows:

10.5.1.    Threshold.  No amount shall be payable by the Buyer or the Seller, as the case may be, to the other pursuant to Sections 10.2.1 and 10.3.1, as the case may be, unless and until the aggregate amount otherwise payable by Buyer or Seller, as the case may be, pursuant to Sections 10.2.1 and 10.3.1 hereof, as the case may be, exceeds $125,000 in the aggregate (the “Indemnity Threshold”).  At such time as the total aggregate amount payable by Buyer or Seller pursuant to Sections 10.2.1 and 10.3.1, as the case may be, exceeds the Indemnity Threshold, the applicable Indemnified Party shall be entitled to be indemnified against the full amount of all damages that have been incurred or suffered by such Indemnified Party in connection with Sections 10.2.1 and 10.3.1 of this Agreement (and not merely the portion of such damages exceeding the Indemnity Threshold).  The Indemnity Threshold shall not apply as a threshold to any and all Claims made with respect to (i) fraud or fraudulent misrepresentation with respect to representations and warranties, (ii) knowing, intentional or willful breaches of any representations and warranties, (iii) any breach of any one of the Carve-outs.

10.5.2.    Indemnification Claim Limit.  Notwithstanding anything to the contrary contained in this Agreement, neither Buyer nor Seller shall have liability under Sections 10.2.1 and 10.3.1, as the case may be, in excess of fifteen percent (15%) of the actual Purchase Price paid for the Specified Assets (as adjusted pursuant to Sections 3.3 and/or 3.4) (the “Indemnification Cap”); provided, however, that an Indemnified Party shall be entitled to recover the full amount of, and the Indemnification Cap shall not apply as a limitation on, any and all claims or payments made with respect to (i) fraud or fraudulent misrepresentation with respect to representations and warranties, (ii) knowing, intentional or willful breaches of any representations and warranties, (iii) any breach of any one of the Carve-outs; provided, further, that to the extent the final determined amount of damages with respect to any Claim in is excess of the Indemnification Cap at the time of such determination, the Indemnified Party may collect such excess amount at such time as the Indemnification Cap has increased in connection with the payment of additional monies to Seller in connection with Section 3.2.1 (release of the Supply Holdback Amount) or Section 3.5 (Deferred Payments).

10.5.3.    Indemnification Claim Expiration.  Neither Buyer nor Seller shall be entitled to indemnification for Claims relating to Sections 10.2.1 and 10.3.1, as the case may be, after the expiration of the applicable Survival Period; provided, however, that if either party delivers a Claim Notice, in good faith, to the other party pursuant to this Agreement prior to the expiration of the applicable Survival Period, any claims set forth in such Claim Notice shall survive until such time as such claims are fully and finally resolved notwithstanding the expiration of the Survival Period.

10.5.4.    Special, Consequential, Incidental, Punitive and Exemplary Damages.  Notwithstanding anything to the contrary in this Agreement, other than in connection with breaches of representations and warranties contained in this Agreement, neither Buyer nor Seller shall be entitled to indemnification, pursuant to the indemnification provisions of this Section 10 or otherwise, for any special, consequential, incidental, punitive or exemplary damages that may be imposed upon, suffered or incurred by either party.

10.5.5.    Third Party Recoveries.  Notwithstanding anything to the contrary in this Agreement, the amount of any losses arising from Claims for which either party shall be entitled to indemnification pursuant to this Section 10 shall be reduced, on a dollar for dollar basis, by the amount of any insurance proceeds recovered in respect thereof or any other amount recovered under any indemnity, contribution or other similar arrangement with a third Person in respect thereof.  Prior to recovering any indemnification pursuant to this Section 10, Seller or Buyer, as the case may be, shall use commercially reasonable efforts to collect any and all available amounts under any available insurance policies or agreements of indemnity, contribution or other similar arrangements with third Persons.

10.6        Exclusive Remedy.  Without limiting the rights or remedies any party may have for fraud or intentional breach, the exclusive remedy for all losses with respect to Claims incurred or purported to be incurred by any Indemnified Party for breach of any representations, warranties or covenants contained in this Agreement shall be as set forth in this Section 10.

10.7        Setoff.  In addition to all other rights and remedies that an Indemnified Party may have, with respect to undisputed or finally adjudicated Claims, such Indemnified Party shall have the right to setoff, against any amounts due to the Indemnifying Party under this Agreement, any sums for which such Indemnified Party is entitled to indemnification under this Section 10.  The Indemnitee’s rights to indemnification under this Section 10 shall not be in any manner limited by or to this right of setoff.  If any Claims that are undisputed or finally resolved at a time when the Indemnifying Party is required to pay or deliver any amount due to the Indemnified Party, then the Indemnified Party shall have the right, upon notice to the Indemnifying Party, to withhold from such payment the total amount for which the Indemnifying Party has been determined to be liable as a result thereof, as determined in accordance with the procedures described in Section 10.4; provided, however, that the foregoing shall not limit Section 3.2.2 hereof.

SECTION 11.       TERMINATION

11.1        Right to Terminate.  Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing:

11.1.1.    by mutual consent of the Buyer and the Seller;

11.1.2.    by the Buyer, on the one hand, or the Seller on the other hand, if the Closing shall not have occurred by expiration of the sixty (60) day anniversary of the date hereof, provided, however, that the right to terminate this Agreement under this Section 11.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

11.1.3.      by the Buyer, on the one hand, or the Seller, on the other hand, if a court of competent jurisdiction shall have issued an order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.4.      by the Seller if it is not in material breach of its obligations under this Agreement and there has been a material adverse effect with respect to the business of Buyer; or

11.1.5.    by the Buyer if it is not in material breach of its obligations under this Agreement and there has been a Material Adverse Effect.

11.2        Obligations to Cease.  In the event that this Agreement shall be terminated pursuant to Section 11.1 hereof, all obligations of the parties hereto under this Agreement shall terminate and there shall be no liability of any party hereto to any other party except for (i) the obligations with respect to publicity contained in Section 12.1 hereof and (ii) the obligations with respect to costs contained in Section 12.2 hereof.

SECTION 12.       OTHER PROVISIONS

12.1        Publicity.  At all times before the Closing Date, without the prior written consent (which consent shall not be unreasonably withheld) of the other parties hereto, none of the parties hereto shall issue any announcement, press release, public statement or other information to the press or any third party with respect to this Agreement or the transactions contemplated hereby; provided, however, that nothing contained herein shall prevent any party hereto, at any time, from furnishing any required information to any Governmental Body or from issuing any announcement, press release, public statement or other information to the press or any third party with respect to the Agreement or the transaction contemplated hereby if required by Law or any stock exchange or inter-dealer quotation system on which the securities of a party are traded.  If a party is required by Law or stock exchange requirements to make any such disclosure, it must first provide to the other party the content of the proposed disclosure, with a reasonable opportunity to comment thereon, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.  Moreover, notwithstanding any other provision of this agreement, there shall be no limitation on either party’s ability to consult any tax advisor, whether or not independent from the parties, regarding the U.S. federal income tax treatment or tax structure of the transaction described in this Agreement.  The Buyer may disclose the existence and terms of this Agreement to its parent corporation, its lenders and professional advisors.

12.2        Fees and Expenses.  Buyer shall pay all of the fees and expenses incurred by it and Seller shall pay all of the fees and expenses incurred by Seller, in negotiating and preparing this Agreement (and all other Contracts and documents executed in connection herewith or therewith) and in consummating the transactions contemplated hereby.

12.3        Notices.  Any notices, requests, demands or other communications required or permitted to be sent hereunder shall be delivered personally or by facsimile, sent by overnight or international courier or mailed by registered or certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or delivery by facsimile, one business day after deposit with an overnight domestic courier or three business days after deposit in the mail:

If to Buyer:	Mayne Pharma (USA) Inc.
650 From Road
Mack-Cali Centre II, Second Floor
Paramus, New Jersey 07652
Attention: David Mulder, Senior Vice President,
Corporate and Business Development
Facsimile: (201) 225-5505

With a copy to:	Vice President and general Counsel
Facsimile: (201) 225-5567

With a copy to:	Blank Rome LLP
One Logan Square
Philadelphia, PA 19103
Attn: James Staiger, Esq.
Telefax: (215) 832-5404

If to Seller:	SuperGen, Inc.
4140 Dublin Boulevard, Suite 200
Dublin, California 94568
Attn: James S. Manuso, Ph.D.; President and Chief Executive Officer
Telefax:

With a copy to:	Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
Attn:
Telefax: (650) 493-6811

12.4        Survival.  All representations, warranties, covenants and indemnifications made in this Agreement or pursuant hereto shall survive the date of this Agreement, the Closing Date and the consummation of the transactions contemplated by this Agreement, subject to the provisions of Section 10.

12.5        Interpretation of  Representations.  Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied.

12.6        Reliance by Buyer.  Subject to Section 10.6 of this Agreement, notwithstanding the right of Buyer to investigate the Seller Business, Specified Asset, financial condition of the Seller Business and otherwise, and notwithstanding any knowledge obtained or obtainable by Buyer as a result of such investigation, Buyer has the unqualified right to rely upon, and has relied upon, each of the representations and warranties made by Seller in this Agreement or pursuant hereto (which are bargained for assurances).

12.7        Entire Understanding. This Agreement, together with the Exhibits and Schedules hereto, state the entire understanding among the parties with respect to the subject matter hereof, and supersede all prior oral and written communications and agreements, and all contemporaneous oral communications and agreements, with respect to the subject matter hereof including all confidentiality letter agreements and letters of intent previously entered into among some or all of the parties hereto. No amendment or modification of this Agreement shall be effective unless in writing and signed by the party against whom enforcement is sought. Nothing contained in Section 10 or elsewhere in this Agreement shall be deemed to limit (or adversely affect) in any manner any right or remedy of any Indemnified Party under any of the agreements contemplated by this Agreement.

12.8        Assignment.  This Agreement shall bind, benefit, and be enforceable by and against Buyer, Seller and their respective successors and consented-to assigns.  No party shall in any manner assign any of such party’s rights or obligations under this Agreement without the express prior written consent of the other parties, provided, however, Buyer shall not be required to obtain the express prior written consent of the other parties in connection with its assignment of this Agreement or any of its rights or obligations hereunder in connection with any reorganization of, or transfer of assets to its Affiliates.

12.9        Waivers.  Except as otherwise expressly provided herein, no waiver with respect to this Agreement shall be enforceable unless in writing and signed by the party against whom enforcement is sought.  Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between or among any of the parties, shall constitute a waiver of, or shall preclude any other or further exercise of, any right, power or remedy.

12.10      Severability.  If any provision of this Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto.

12.11      Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart hereof.

12.12      Section Headings.  Section and subsection headings in this Agreement are for convenience of reference only, do not constitute a part of this Agreement, and shall not affect its interpretation.

12.13      References.  All words used in this Agreement shall be construed to be of such number and gender as the context requires or permits.

12.14      Controlling Law.  THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

12.15      Jurisdiction and Process.  In any action between or among any of the parties, whether arising out of this Agreement, any of the agreements contemplated hereby or otherwise, (a) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the State of Delaware, (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware, (c) each of the parties irrevocably waives the right to trial by jury, (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 12.3, and (e) the prevailing parties shall be entitled to recover their reasonable attorneys’ fees, costs and disbursements from the other parties (in addition to any other relief to which the prevailing parties may be entitled).

12.16      No Third-Party Beneficiaries.  No provision of this Agreement is intended to or shall be construed to grant or confer any right to enforce this Agreement, or any remedy for breach of this Agreement, to or upon any Person other than the parties hereto.

12.17      Neutral Construction.  In view of the fact that each of the parties hereto have been represented by their own counsel and this Agreement has been fully negotiated by all parties, the legal principle that ambiguities in a document are construed against the draftsperson of that document shall not apply to this Agreement.

                IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement effective as of the day and year first above written.

MAYNE PHARMA (USA) INC.

By: /s/ Thierry Soursac
Name: Thierry Soursac, PhD. MD.
Title: President and Chief Executive Officer

SUPERGEN, INC.

By: /s/ James S. Manuso
Name: James S. Manuso, Ph.D.
Title: President and Chief Executive Officer

[Signature page to Asset Acquisition Agreement]